UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 3 to

FORM 20-F

(Mark One)

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

For the transition period from _______ to _______

Commission file number: 001-41788

1397468 B.C. Ltd.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

British Columbia

(Jurisdiction of incorporation or organization)

300 - 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5
(Address of principal executive offices)

Alexi Zawadzki
300 - 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5
Telephone: 604-785-4453
Facsimile: 604-629-0726
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of exchange on which registered
Common Shares without par value	LAC	Toronto Stock Exchange New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.(1) ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).(1) ☐

(1) Check boxes are blank until we are required to have a recovery policy under the applicable listing standard of the New York Stock Exchange.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐  International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☐ No

EXPLANATORY NOTE

This Amendment No. 3 to the registration statement on Form 20-F (File No. 001-41788) is being filed solely to update certain information in Items 4 and 10 and to file certain exhibits. As a result, this Amendment No. 3 consists of a cover page, this explanatory note, Item 4, Item 10, a revised list of exhibits (Item 19 of Part III), a signature page and Exhibits 4.1, 4.8 and 15.10.

Other than as expressly set forth above, this Amendment No. 3 does not, and does not purport to, amend, restate or update the information contained in our registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission on August 22, 2023, as amended on August 31, 2023 and September 14, 2023 (the "Form 20-F").

Capitalized terms used in this Amendment No. 3 and not otherwise defined shall have the meanings ascribed to them in the Form 20-F. Section references used herein refer to the applicable sections of the Form 20-F.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

The Company was incorporated under the Business Corporations Act (British Columbia) (the "BCBCA") on January 23, 2023 for the sole purpose of completing the Separation. Upon consummation of the Separation, the Company will be re-named "Lithium Americas Corp."

The Company's head office and registered office is located at 300 - 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5, and our telephone number is +1 (778) 656-5820.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. The address of the Company's Internet site is www.lithiumamericas.com.

Reasons for the Separation

LAC's North American and Argentine business units represent two distinct businesses in its current portfolio, each of which has assets with significant value to be unlocked. The separation of LAC into two public entities, Lithium Argentina and the Company, is designed to provide each of them with a sharper strategic focus and enhanced operational flexibility that may not be available to them as a consolidated company.

Specifically, decoupling LAC's North American business from LAC's Argentine business is expected to allow it to benefit more fully from funding opportunities available only to U.S. businesses in the critical minerals space and remove development and operational risks flowing from the Argentina portfolio, which would facilitate the advancement of the Thacker Pass Project towards production.

The Separation would also provide the Spin-Out Business with enhanced access to growth capital by enabling it to tailor an independent capital allocation, investment decision process and financing solution. For instance, providing differentiated investment opportunities to investors, many of whom are solely interested in or strongly value one of LAC's two business units over the other, would greatly enhance the funding options available to the separated entities.

GM Transaction

On January 30, 2023, LAC entered into a master purchase agreement (the "GM Transaction Purchase Agreement") with GM pursuant to which GM agreed to make an approximately $650 million equity investment in LAC, to be used for the development of the Thacker Pass Project (the "GM Transaction").

Tranche 1

The first tranche of the GM Transaction closed on February 16, 2023, whereby GM acquired 15,002,243 LAC Common Shares at a price of $21.339 per share (the "Tranche 1 Subscription Price"), for gross proceeds of approximately $320 million ("Tranche 1"), resulting in GM holding a 9.9% equity interest in LAC on a non-diluted basis on such date.

LAC also entered into a subscription agreement between LAC and GM dated February 16, 2023 (the "Tranche 2 Subscription Agreement") setting forth the terms and conditions of Tranche 2 (as defined below).

Tranche 2

In respect of the second tranche of the GM Transaction ("Tranche 2"), following the satisfaction of certain conditions, including a condition that the Company secure sufficient funding to complete certain development milestones for its Thacker Pass Project and provide notice to GM of same (the "TP Available Capital Notice"), GM has agreed to subscribe for LAC Common Shares (or, post-Arrangement, Common Shares) representing the balance of the aggregate subscription under the GM Transaction of approximately $330 million, at the current market price on the date of subscription, subject to a maximum price of $27.74 per LAC Common Share (or at a price adjusted for the Arrangement in respect of a Common Share), being 130% of the Tranche 1 Subscription Price.

Tranche 2 will be conducted pursuant to the subscription by GM for that number of LAC Common Shares (or, post-Arrangement, Common Shares) pursuant to the Tranche 2 Subscription Agreement which represents the balance of the aggregate subscription under the GM Transaction. Pricing will be based on the five (5) day volume weighted average price of the LAC Common Shares (or, post-Arrangement, Common Shares), on the NYSE ending on the date of the TP Available Capital Notice, subject to the maximum pricing described in the preceding paragraph.

The adjustment to the maximum subscription price for Tranche 2 pursuant to the Arrangement will be determined through a formula and calculation as set out in "Item 10.A. - Share Capital."

In connection with the closing of Tranche 1, an offtake agreement ("Offtake Agreement") and investor rights agreement ("Investor Rights Agreement") were also entered into between LAC and GM.

As the Tranche 2 investment is contemplated to occur following the Separation, the transaction agreements provide that upon the Separation, the relevant agreements reflecting the Tranche 2 investment will be superseded by equivalent agreements between GM and the Company, with maximum pricing (being $27.74 per share) being adjusted to reflect the relative value of the Company compared to the value of Lithium Argentina.

For additional details on the GM Transaction, see "Item 4.D - Property, Plant and Equipment - Recent Developments - Recent Significant Events" and "Item 10.C - Material Contracts - Agreements in respect of the GM Transaction."

B. Business Overview

Overview

Upon completion of the Separation, the Company will be a Canadian-based resource company focused on advancing its lithium development project, the Thacker Pass Project, toward production. The Thacker Pass Project is located in north-western Nevada. The Thacker Pass Project has received all federal and state permits needed to commence construction, initial appeals of which were dismissed on February 6, 2023. On July 20, 2022, LAC celebrated the inauguration of its LiTDC, which was developed to demonstrate the processing of Thacker Pass ore. The LiTDC achieved battery-quality specifications with product samples being produced for potential customers and partners. Thacker Pass is aligned with the U.S. national agenda to enhance domestic supply of critical minerals and has the potential to be a leading near-term source of lithium for the North American battery supply chain. The Thacker Pass Project is one of the largest lithium resources and most advanced lithium development projects known in the United States. In the near-term, the Company will be focused on advancing the Thacker Pass Project towards Phase 1 production. In March 2023, LAC announced the start of construction of the Thacker Pass Project, following a favorable ruling from the Federal District Court declining to vacate the ROD. Once complete, Phase 1 of the Thacker Pass Project targets 40,000 tpa of lithium carbonate production.

Seasonality

The mining business is subject to mineral commodities price cycles. If the global economy stalls and commodity prices decline, as a consequence, a continuing period of lower prices could significantly affect the economic potential of our properties and result in us deciding to cease work on or drop our interest in, some or all of our properties.

Sources and Availability of Raw Materials

All of the raw materials that the Company requires to carry on its business are available through normal supply or business contracting channels.

Government Regulations

The Company's exploration and future development activities are subject to various national, state, provincial and local laws and regulations in the United States and Canada, which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters.

Mining and exploration activities at the Thacker Pass Project are subject to various laws and regulations relating to the protection of the environment, which are discussed under the heading "Risk Factors" in this registration statement. Although the Company intends to comply with all existing environmental and mining laws and regulations, no assurance can be given that the Company will be in compliance with all applicable regulations or that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail development of its properties. Amendments to current laws and regulations governing exploration and development or more stringent implementation thereof could have a material adverse effect on the Company's business and cause increases in exploration expenses or require delays or abandonment in the development of mining properties. In addition, the Company is required to expend significant resources to comply with numerous corporate governance and disclosure regulations and requirements adopted by U.S. federal and Canadian federal and provincial governments. These additional compliance costs and related diversion of the attention of management and key personnel could have a material adverse effect on our business.

Except as described in this registration statement, the Company believes that it is in compliance, in all material respects with applicable mining, health, safety and environmental statutes and regulations.

For a more detailed discussion of the various government laws and regulations in the United States applicable to our operations and the potential negative effects of such laws and regulations, see the section "Item 3.D - Risk Factors."

Competition

Lithium currently has many end uses, including ceramics and glass, batteries, greases, air treatment and pharmaceuticals. However, it is the battery industry that is expected to predominantly drive future demand growth for lithium. This is expected to come from several areas: (i) the continued growth of small format batteries for cell phones, laptops, digital cameras and hand-held power tools, (ii) the transportation industry's electrification of automobiles, buses, delivery vehicles, motorcycles, bicycles and boats using lithium-ion battery technology, and (iii) large format batteries for utility grid- scale storage.

A small number of companies dominate the production of end-use lithium products such as lithium carbonate and lithium hydroxide. The bulk of production occurs in brine deposits in South America and spodumene hard-rock deposits in Australia. There are a small number of additional companies who have initiated lithium-based production in recent years, as well as numerous additional companies pursuing the development of lithium mineral deposits throughout several jurisdictions.

C. Organizational Structure

The Company is currently a standalone entity independent of LAC. It was incorporated by LAC for the purposes of effecting the Separation.

The following diagram sets out an abbreviated organizational structure of LAC and the Company immediately prior to the implementation of the Arrangement:

The following diagram sets out an abbreviated organizational structure of Lithium Argentina and the Company immediately following the implementation of the Arrangement:

The following diagram sets out a complete organizational structure of the Company immediately following the implementation of the Arrangement:

D. Property, Plants and Equipment

In connection with the Separation, LAC will contribute the Thacker Pass Project to the Company.

Overview of the Project

The Thacker Pass Project is located in northern Humboldt County, Nevada and hosts a large sedimentary-based lithium Mineral Resource and Mineral Reserve, as well as significant additional sedimentary-based lithium mineralization that has not yet been subject to sufficient exploration or analysis to undertake Mineral Resource estimation.

Recent Developments

Recent Significant Events

On February 7, 2023, LAC announced that it received a favorable ruling from the Federal District Court for the appeal filed against the BLM for the issuance of the ROD relating to the Thacker Pass Project. The Federal District Court declined to vacate the ROD, ordered BLM to consider one issue under the mining law relating to the area designated for waste storage and tailings, and did not impose any restrictions expected to impact the construction timeline for the Thacker Pass Project. On March 2, 2023, LAC announced the commencement of construction at the Thacker Pass Project, including site preparation, geotechnical drilling, well installation, water pipeline development and associated infrastructure, following the receipt of notice to proceed from the BLM. On May 16, 2023, the BLM issued its determination of the remand ordered by the Federal District Court on February 6, 2023, which concluded that tailings and other waste storage areas have sufficient mineralization to meet BLM’s standards, with the exception of limited acreage at the two waste rock facilities where the BLM indicated LAC could instead proceed with alternative measures to establish suitable mining-claim tenure, which LAC intends to pursue in due course. On June 19, 2023, major earthworks construction commenced at the Thacker Pass Project. On July 17, 2023, the Ninth Circuit affirmed the Federal District Court's February 6, 2023 decision.  See "Regulatory and Permitting Update" for further details concerning the ruling on the ROD appeal as well as details concerning subsequent appeals and motions filed in connection with the ruling and new lawsuits filed against the BLM relating to the ROD.

On January 31, 2023, LAC announced the results of a feasibility study on the Thacker Pass Project and the filing of the technical report in accordance with the National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators, as amended ("NI 43-101") titled "Feasibility Study National Instrument 43-101 Technical Report for the Thacker Pass Project, Humboldt County, Nevada, USA" with an effective date of November 2, 2022 (the "Thacker Pass TR"). The "Preliminary Feasibility Study S-K 1300 Technical Report Summary for the Thacker Pass Project Humboldt County, Nevada, USA" with an effective date of December 31, 2022 (the "Thacker Pass 1300 Report") is filed as Exhibit 15.1 to this registration statement. See "Detailed Property Description" for further details concerning the preliminary feasibility study and the Thacker Pass 1300 Report.

On January 30, 2023, LAC entered into the GM Transaction Purchase Agreement pursuant to which GM agreed to make an approximately $650 million equity investment in LAC in two tranches, to be used for the development of the Thacker Pass Project. In connection with the closing of Tranche 1 on February 16, 2023, GM subscribed for 15,002,243 subscription receipts of LAC, which were automatically converted into 15,002,243 units comprising an aggregate of 15,002,243 LAC Common Shares and 11,890,848 common share purchase warrants (the "Tranche 2 AEWs") for gross proceeds of approximately $320 million, and entered into the Offtake Agreement and the Investor Rights Agreement with LAC, thereby becoming a significant shareholder of LAC and offtake partner. For additional details on the GM Transaction, see "Item 4.A - History and Development of the Company" and "Item 10.C - Material Contracts - Agreements in respect of the GM Transaction." Each Tranche 2 AEW is exercisable into one LAC Common Share at a price of $27.74 for a term of 36 months from the date of issuance.

On July 20, 2022, LAC celebrated the inauguration of the LiTDC in Reno, Nevada, with a formal ribbon-cutting ceremony. The center was developed to demonstrate the chemical process designed for the Thacker Pass Project in an integrated process testing facility. Production commenced in June 2022 to replicate the Thacker Pass Project flowsheet from raw ore to final product samples and the center will support ongoing optimization work, confirm assumptions in the design and operational parameters and provide product samples for potential customers and partners.

On July 18, 2022, LAC made an equity investment in Ascend Elements, Inc. ("Ascend Elements"), a US-based lithium-ion battery recycling and engineered material company, by way of a subscription for Series C-1 preferred shares for $5 million.

In the first half of 2022, LAC worked with the Initiative for Responsible Mining Assurance ("IRMA") to pilot their new draft IRMA-Ready Standard for Responsible Mineral Exploration and Development. LAC is currently undertaking a gap analysis, to address areas of opportunities for improvement, in preparation for commencing an external audit upon adoption of the IRMA Ready framework.

On April 28, 2022, LAC acquired a 5% stake in Green Technology Metals Limited (ASX: GT1) ("Green Technology Metals"), a North American focused lithium exploration and development company with hard rock spodumene assets in northwestern Ontario, Canada, in a private placement, for total consideration of $10 million.

On September 20, 2022, LAC entered a strategic collaboration agreement with Green Technology Metals, in which it owns a 5% stake, to advance a common goal of developing an integrated lithium chemical supply chain in North America.

Regulatory and Permitting Update

ROD

The Thacker Pass Project was issued a ROD by the BLM on January 15, 2021 for the proposed mine, plant and ancillary facilities that are part of the Thacker Pass Project. The BLM also approved LAC's proposal to conduct exploration work to the north and south of the proposed Thacker Pass Project site and processing facilities. The ROD was issued following the BLM's National Environmental Policy Act of 1969 ("NEPA") review process for the Thacker Pass Project. This NEPA process is designed to help public officials complete permitting decisions that are protective of the environment and includes a public engagement process. The approved Mine Plan of Operations ("MPO") contemplates production of battery-grade lithium hydroxide, lithium carbonate and lithium metal (up to 60,000 tpa of lithium carbonate equivalent).

The BLM's issuance of the ROD was challenged in Federal District Court in 2021 (the "Initial ROD Challenge"), with the court rendering a favorable ruling on February 6, 2023, which declined to vacate the ROD for the Thacker Pass Project. The Federal District Court did not impose any restrictions expected to impact the construction timeline for the Thacker Pass Project, but the court did remand one legal issue to the BLM for consideration under U.S. mining law for which the BLM has since issued a determination.

A subsequent appeal of the Federal District Court's ruling in the Initial ROD Challenge was filed in the Ninth Circuit in February 2023. The plaintiffs' requests to stay the effect of the ROD pending appeal were denied by both the District Court and the Court of Appeals. On July 17, 2023, the Ninth Circuit unanimously affirmed the Federal District Court's decision.

Separately, a new lawsuit was filed in Federal District Court in February 2023 by the Reno Sparks Indian Colony, the Burns Paiute Tribe, and the Summit Lake Paiute Tribe, concerning among other things, adequacy of consultation by the BLM for the issuance of the ROD. The arguments advanced in the new lawsuit overlap with certain of the arguments advanced during the Initial ROD Challenge. LAC intervened in this new lawsuit in support of the ROD. In March 2023, the Federal District Court denied the plaintiffs' requests for a temporary restraining order and preliminary injunction.

Permits

LAC's application with the State of Nevada Division of Water Resources ("NDWR") for the transfer of certain water rights for Phase 1 of the Thacker Pass Project was approved by the State Engineer in February 2023. The State Engineer's Office issued the final water rights permits to the Company on June 30 and July 3, 2023, authorizing the Company to use its water production wells. The State Engineer's decision was appealed by a local ranching company in March 2023. The case is pending as of the date of the registration statement. LAC has commenced using the water rights for construction activities at the Thacker Pass Project site consistent with the State Engineer's authorization.

On February 25, 2022, the Nevada Division of Environmental Protection ("NDEP") issued the final key environmental permits from the state for the Thacker Pass Project. The three approved permits include the Water Pollution Control Permit, Mine Reclamation Permit and Class II Air Quality Operating Permit. An administrative appeal of NDEP's issuance of the Water Pollution Control Permit, which was filed with the Nevada State Environmental Commission in March 2022, was unanimously rejected by the Nevada State Environmental Commission on June 28, 2022.

Permitting and Reclamation Obligations

LAC has reclamation obligations for a hectorite clay mine located within the Thacker Pass Project area. The financial liability for this reclamation obligation, as stipulated by the BLM, is $1.0 million. LAC's other environmental liabilities from existing mineral exploration work in the vicinity of the Thacker Pass Project area have a reclamation obligation totaling approximately $0.6 million. LAC holds a $1.7 million reclamation bond with the BLM Nevada State Office, with $1.0 million available for future operations or amendments to existing operations. In addition, on February 22, 2023, BLM approved the Company's surety bond in the amount of $13.7 million for the initial construction works relating to the Thacker Pass Project.

Commercial Agreements

On February 16, 2023, LAC entered into the Offtake Agreement with GM pursuant to which LAC will supply GM with lithium carbonate production from Phase 1 of the Thacker Pass Project. The price within the Offtake Agreement is based on an agreed upon price formula linked to prevailing market prices calculated on a quarterly basis and is the average Fastmarkets MB price per tonne for lithium carbonate, averaged over the prior quarter, less a discount, subject to an agreed upon floor price. The discount is calculated using a weighted average cumulative tiered structure that increases as the reference price increases. For additional details on the GM Transaction, see "Item 10.C - Material Contracts - Agreements in respect of the GM Transaction."

In 2019, Lithium Nevada Corp. ("Lithium Nevada"), a wholly-owned subsidiary of LAC, entered into a mine design, consulting and mining operations agreement with Sawtooth Mining LLC ("Sawtooth Mining"), a subsidiary of NACCO Industries Inc. and North American Coal. Sawtooth Mining has exclusive responsibility for the design, construction, operation, maintenance, and mining and mine closure services for the Thacker Pass Project, which will supply all of Lithium Nevada's lithium-bearing ore requirements. Sawtooth Mining has agreed to provide Lithium Nevada with the following (i) $3.5 million in seven consecutive equal quarterly instalments, with the final payment received in October 2020; and (ii) engineering services related primarily to mine design and permitting. During construction, Sawtooth Mining has agreed to provide initial funding for up to $50 million to procure all mobile mining equipment required for "Phase 1" operations. Excluding these Sawtooth Mining investments, Lithium Nevada bears all costs of mining and mine closure. Lithium Nevada has agreed to either pay a success fee to the mining contractor of $4.7 million upon achieving commercial production or repay the $3.5 million without interest if the final project construction decision is not made by 2024.

Lithium Nevada has also entered into master services agreements with EXP US Services Inc. ("EXP"), ITAC Engineers, P.C. ("ITAC"), M3 Engineering and Technology Corp. ("M3") and EDG Consulting Engineers, Inc. ("EDG"). EXP was contracted to develop the design and costing of the acid plant. In 2020, LAC entered into master service agreements with M3 and ITAC to work with Sawtooth Mining and LAC personnel to advance analysis and engineering of the Thacker Pass Project. Subsequently, in 2021, LAC entered into a master services agreement with EDG to act as an owner's engineer and evaluate the quality and coordination of work among the various engineering firms. EDG's team augmented LAC's staffing and supported M3 and ITAC to support and guide interfaces between the engineering teams, equipment vendors and validate quality of work against their extensive catalog of project work.

In 2022, Aquatech International, LLC ("Aquatech") was contracted through a master services agreement to provide confirmation test work, equipment engineering, equipment manufacture and supply for purification and final product crystallization systems for the LC production plant. Furthermore, and after a long and robust tender process, in November 2022, LAC separately awarded an Engineering, Procurement and Construction Management Contract (an "EPCM") to Bechtel Corporation, which, in conjunction with LAC and its employees, will be a partner in the design, procurement and execution of Thacker Pass Project mining and production operations.

Financing Strategy

On January 30, 2023, LAC entered into the GM Transaction Purchase Agreement pursuant to which GM agreed to make an approximately $650 million equity investment in LAC in two tranches, to be used for the development of the Thacker Pass Project. In connection with the closing of Tranche 1 on February 16, 2023, GM subscribed for 15,002,243 subscription receipts of LAC, which were automatically converted into 15,002,243 units comprising an aggregate of 15,002,243 LAC Common Shares and 11,890,848 Tranche 2 AEWs for gross proceeds of approximately $320 million, and entered into the Offtake Agreement and the Investor Rights Agreement with LAC, thereby becoming LAC's largest shareholder and offtake partner. For additional details on the GM Transaction see "Item 4.A - History and Development of the Company" and "Item 10.C - Material Contracts - Agreements in respect of the GM Transaction." In addition, LAC continues to evaluate a variety of other strategic financing options for the Thacker Pass Project.

In April 2022, LAC submitted, and is currently progressing, a formal application to the DOE for funding to be used at the Thacker Pass Project through the ATVM Loan Program, which is designed to provide funding to U.S. companies engaged in the manufacturing of advanced technology vehicles and components used in those vehicles. On February 22, 2023, LAC announced that it received a Letter of Substantial Completion from the DOE Loan Programs Office for its application to support the financing of the Thacker Pass Project. The Letter of Substantial Completion determines that LAC's application for the DOE's ATVM Loan Program contains all the information necessary to conduct an eligibility assessment and can commence the process to engage in confirmatory due diligence and term sheet negotiation. If LAC is offered a loan by DOE, it expects funding from the ATVM Loan Program to provide up to 75% of the Thacker Pass Project's total eligible capital costs for construction for Phase 1. Relevant development costs incurred by the Thacker Pass Project may qualify as eligible costs under the ATVM Loan Program as of January 31, 2023. DOE's invitation to enter into due diligence is not an assurance that DOE will offer a term sheet to the applicant, or that the terms and conditions of a term sheet will be consistent with terms proposed by the applicant. The foregoing matters are wholly dependent on the results of DOE advanced due diligence and DOE's determination whether to proceed. It is expected that the borrower under the DOE loan will be a subsidiary to be transferred to the Company as part of the Separation.

Detailed Property Description

The Thacker Pass Project is a development stage property 100% owned by Lithium Nevada Corp., a wholly owned subsidiary of LAC.

The Thacker Pass Project is located in Humboldt County in northern Nevada, approximately 100 kilometers (km) north-northwest of Winnemucca, approximately 33 km west-northwest of Orovada, Nevada, and 33 km due south of the Oregon border. It is situated within 44 North (T44N), Range 34 East (R34E), and within portions of Sections 1 and 12; T44N, R35E within portions of Sections 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, and 17; and T44N, R36E, within portions of Sections 7, 8, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, and 29, and encompasses approximately 4,236 hectares (ha).

The book value for the property and its associated plant and equipment was $3.9 million as of December 31, 2022, and the book value for exploration and evaluation assets was $9.5 million as of December 31, 2022.

For more information, see Exhibit 15.1, "Preliminary Feasibility Study S-K 1300 Technical Report Summary for the Thacker Pass Project Humboldt County, Nevada, USA," effective December 31, 2022, prepared for LAC by M3 Engineering & Technology Corporation, EXP U.S. Services Inc., Process Engineering LLC, NewFields Mining Design & Technical Services, Wood Canada Limited, Piteau Associates, Sawtooth, a subsidiary of The North American Coal Corporation (NAC), which is a wholly-owned subsidiary of NACCO Industries, Inc. and Industrial TurnAround Corporation, each of which are independent companies and not associates or affiliates of LAC or any associated company of LAC.

The Thacker Pass Project is planned to be constructed in two phases. To support lithium carbonate production, Phase 1 will consist of a single sulfuric acid plant with a nominal production rate of 3,000 tonnes per day sulfuric acid. The ramp up following Phase 1 to a targeted total production capacity of 80,000 tpa of lithium carbonate ("Phase 2") would begin three years later with the addition of a second sulfuric acid plant with an additional nominal production rate of 3,000 t/d.

118°20'W
118°10'W
118°0'W
117°50'W
42°0'N
41°50'N
41°40'N
41°30'N
N
Oregon
Nevada
Montana Mountains
Kings River Valley
Bilk Creek Mountains
Double H Mountains
Quinn River Valley
SR-293
Orovada
US HWY 95
SR-140
World Hillshade Source
Sources: Esri, Airbus DS, USGS, NGA, NASA, CGIAR, N Robinson, NCEAS, NLS, OS, NMA, Geodatastyrelsen, Rijkswaterstaat, GSA, Geoland, FEMA, Intermap and the GIS user community
Legend
Plan of Operations
LAC Mineral and Surface Control
Surface Water Feature (USGS)
US State
Nevada DOT Roads
Major Road
Minor Road
0 1.5 3 6 9 12
Kilometers
1:250,000
Date: Sept. 27, 2022
Data is projected in: NAD 1983 UTM Zone 11 N, Meters
Grid is shown in: Latitude and Longitude
SAWTOOTH MINING, LLC

Infrastructure and Accessibility. The Thacker Pass Project is located within the McDermitt Caldera in northwest Nevada. Access to the Thacker Pass Project is via the paved US Highway 95 and paved State Route 293; travel north on US-95 from Winnemucca, Nevada, for approximately 70 km to Orovada and then travel west-northwest on State Route 293 for 33 km toward Thacker Pass to the Thacker Pass Project site entrance. On-site access is via several gravel and dirt roads established during the exploration phase. The closest international airport is located in Reno, Nevada, approximately 370 km southwest of the Thacker Pass Project. The nearest railroad access is in Winnemucca, Nevada.

The layout contemplates a total of two new entrances and utilizing one existing entrance from SR-293 onto the Thacker Pass Project site. Electrical power for the project will be supplied by on-site power generation and via the grid connected to the nearby local electric utility cooperative, Harney Electric Cooperative (HEC) 115 kV transmission network. Raw water is sourced via aquifer-fed wells seven miles east of the processing plant. LAC believes that required personnel for the project would be available locally.

Property Rights. The Thacker Pass Project area encompasses approximately 4,236 ha within the Plan of Operations (PoO). The unpatented mining claims include approximately 22,400 ha. LAC owns 64.75 ha of private property in the Thacker Pass Project area. The total LAC controlled area with surface and mineral rights is approximately 22,465 ha.

Unpatented mining claims provide the holder with the rights to all locatable minerals on the relevant property, which includes lithium. The rights include the ability to use the claims for prospecting, mining or processing operations, and uses reasonably incident thereto, along with the right to use so much of the surface as may be necessary for such purposes or for access to adjacent land. This interest in the unpatented mining claims remains subject to the paramount title of the U.S. federal government. The holder of an unpatented mining claim maintains a perpetual entitlement to the UM Claim, provided it meets the obligations for maintenance of the UM Claims as required by the Mining Act of the United States of America and associated regulations. Currently, the principal obligation imposed on the holders of unpatented mining claims is to pay an annual maintenance fee, which represents payment in lieu of the assessment work required under the Mining Act. The annual fee of $165.00 per claim is payable to the BLM, Department of the Interior, Nevada, in addition to a fee of $12.00 per claim paid to the county recorder of the relevant county in Nevada where the unpatented mining claim is located.

Exploration and Drilling. Exploration programs have been carried out in the McDermitt Caldera since 1975. A collar survey was completed by LAC for the 2007-2008 drilling program using a Trimble GPS (Global Positioning System). The topographic surface of the Thacker Pass Project area was mapped by aerial photography dated July 6, 2010 for LAC using Trimble equipment for ground control. In addition to drilling in 2017, LAC conducted five seismic survey lines along a series of historical drill holes to test the survey method's accuracy and resolution in identifying clay interfaces.

Prior owners and operators of the property did not conduct any commercial lithium production from the property.

LAC Drill Holes Provided in Current Database for the Thacker Pass Deposit

Drilling Campaign	Number Drilled	Type	Hole IDs in Database	Number used in Geological Model
Chevron	24	Rotary	PC-84-001 through PC-84-012, PC-84-015 through PC-84-026	0
	1	Core	PC-84-014c	0
LAC 2007-2010	230	HQ Core	WLC-001 through WLC-037, WLC-040 through WLC-232	227
	7	PQ Core	WPQ-001 through WPQ-007	0
	5	HQ Core	Li-001 through Li-005	0
	8	RC	TP-001 through TP-008	0
	2	Sonic	WSH-001 through WSH-002	0
LAC 2017-2018	144	HQ Core	LNC-001 through LNC-144	139

Notes: Holes WLC-040, WLC-076, WLC-183, LNC-002, LNC-012, LNC-081, LNC-083, and LNC-110 were not used in the Resource Estimate due to proximity to other core holes.

Past and modern drilling results show lithium grade ranging from 2,000 parts per million ("ppm") to 8,000 ppm lithium over great lateral extents among drill holes. There is a fairly continuous high-grade sub-horizontal clay horizon that exceeds 5,000 ppm lithium across the Thacker Pass Project area. This horizon averages 1.47 m thick with an average depth of 56 m down hole. The lithium grade for several meters above and below the high-grade horizon typically ranges from 3,000 ppm to 5,000 ppm lithium. The bottom of the deposit is well defined by a hydrothermally altered oxidized ash and sediments that contain less than 500 ppm lithium, and often sub-100 ppm lithium (HPZ). All drill holes except two, are vertical which represent the down hole lithium grades as true-thickness and allows for accurate resource estimation. The Chevron holes were not used for the resource reporting but as a general guide for exploration planning since these holes primary focus was on uranium and not lithium

Geology. The Thacker Pass Project is located within an extinct 40x30 km supervolcano named McDermitt Caldera, which was formed approximately 16.3 million years ago (Ma) as part of a hotspot currently underneath the Yellowstone Plateau. Following an initial eruption and concurrent collapse of the McDermitt Caldera, a large lake formed in the caldera basin. This lake water was extremely enriched in lithium and resulted in the accumulation of lithium-rich clays.

Late volcanic activity uplifted the caldera, draining the lake and bringing the lithium-rich moat sediments to the surface resulting in the near- surface lithium deposit which is the subject of the Thacker Pass Project.

The Thacker Pass Deposit sits sub-horizontally beneath a thin alluvial cover and is partially exposed at the surface. The sedimentary section consists of alternating layers of claystone and volcanic ash. Basaltic lavas occur intermittently within the sedimentary sequence. The moat sedimentary section at the Thacker Pass Project site overlies the indurated intra-caldera Tuff of Long Ridge. A zone of silicified sedimentary rock, the Hot Pond Zone (HPZ), occurs at the base of the sedimentary section above the Tuff of Long Ridge.

Clay in the Thacker Pass Deposit includes two distinct types of clay mineral, smectite and illite. Smectite clay occurs at relatively shallow depths in the deposit and contains roughly 2,000 - 4,000 parts per million (ppm) lithium. Higher lithium contents (commonly 4,000 ppm lithium or greater) are typical for illite clay which occurs at relatively moderate to deep depths and contain values approaching 9,000 ppm lithium in terms of whole-rock assay.

Lithium enrichment (>1,000 ppm) in the Thacker Pass Deposit and deposits of the Montana Mountains occur throughout the caldera lake sedimentary sequence above the intra-caldera Tuff of Long Ridge. The exact cause for the lithium enrichment in the caldera lake sediments is still up for debate. The presence of sedimentary carbonate minerals and magnesium-smectite (hectorite) throughout the lake indicates that the clays formed in a basic, alkaline, closed hydrologic system.

Encumbrances and Permitting. There are no identified significant encumbrances that would prevent LAC from achieving all permits and authorizations required to commence construction and operation of the Thacker Pass Project based on the data that has been collected to date. LAC is approved by the BLM and the NDEP-BMRR to conduct mineral exploration activities at the Thacker Pass Project site in accordance with Permit No. N85255. LAC has either completed or initiated the process to obtain all major necessary federal, state, and local regulatory agency permits and approvals for further advancement of the Thacker Pass Project.

Royalties

The Thacker Pass Project is subject to a gross revenue royalty on the Thacker Pass Project in the amount of 8% until aggregate royalty payments equaling $22 million have been paid, at which time the royalty will be reduced to 4.0% of gross revenue on all minerals mined, produced or otherwise recovered. The royalty was granted to MF2, LLC ("Orion"), a subsidiary of Orion Mine Fine Finance (Master) Fund I LP (f/k/a RK Mine Financine (Master) Fund II L.P.) in 2013. Orion subsequently transferred 60% of the royalty to Alnitak Holdings, LLC (together with Orion, the "Royalty Holders"). LAC can at any time elect to reduce the rate of the royalty to 1.75% on notice and payment of $22 million to the Royalty Holders.

Mineral Resource and Reserve Estimates

Mineral Resources

For the determination of reasonable prospects for economic extraction, the qualified person utilized a cutoff grade (CoG) for lithium ppm with inputs rounded from the financial model and expected metallurgical performance over the expected 40-year Life of Mine ("LOM") plan. The resulting lithium cutoff grade is 1,047 ppm and is applied to the pit optimization process to develop the economic resource pit.

Cutoff Grade Inputs

Item	Units	Value
Li2CO3 Price	$/t	22,000
Convert Li2CO3 to Li		5.323
Li Price	$/t	117,040
Royalties (GRR)%		1.75
Royalties (GRR)	$/t	2,048
Metallurgical Recovery	%	73.5
Price per Recovered tonne Lithium	$/t	84,519
Mining Cost	$/t	8.50
Processing Cost	$/t	80.00
Operating Cost per tonne	$/t	88.50

Note:

- Cost estimates are as of Q3 2022 (Section 18 of the Thacker Pass 1300 Report)

- Lithium price estimate is as of Q2 2022 (Section 16 of the Thacker Pass 1300 Report)

A resource constraining pit shell has been derived from performing a pit optimization calculation using Vulcan Software. The pit optimization utilized the inputs from the following table and the lithium cutoff grade of 1,047 ppm to determine the constraining resource pit shell.

Pit Optimizer Parameters

Parameter	Unit	Value
Li2CO3 Price	$/t	22,000
Li Price	$/t	117,040
Processing Cost (Feed - $0.98 and Processing - $80.00)	$/t ROM	80.98
Metallurgical Recovery	%	73.5
Mining Cost for Mill Feed	$/t	3.67
Mining Cost for Waste and Topsoil (No D&B)	$/t	2.53
Mining Cost for Basalt (Included D&B)	$/t	3.76
Mining Recovery Factor	%	100
Royalties (GRR)	$/t	2,048
Pit Wall Slope Factor	%	27

Note:

- Cost estimates are as of Q3 2022

- Lithium price estimate is as of Q2 2022

See Section 11 of the Thacker Pass 1300 Report for more information regarding the key assumptions, parameters and methods.

Mineral Resources Estimate as of December 31, 2022

Category	Tonnage (Mt)	Average Li (ppm)	Lithium Carbonate Equivalent (Mt)	Metallurgical Recovery (%)
Measured	325.2	1,990	3.4	73.5
Indicated	895.2	1,820	8.7	73.5
Measured & Indicated	1,220.4	1,860	12.1	73.5
Inferred	297.2	1,870	3.0	73.5

Notes:

1. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability, and there is no certainty that all or any part of such Mineral Resources will be converted into Mineral Reserves.

2. Mineral Resources are in-situ and exclusive of 217.3 million metric tonnes (Mt) of Mineral Reserves

3. Mineral Resources are reported using an economic break-even formula: "Operating Cost per Resource Tonne"/"Price per Recovered Tonne Lithium" * 10^6 = ppm Li Cutoff. "Operating Cost per Resource Tonne" = $88.50, "Price per Recovered Tonne Lithium" is estimated: ("Lithium Carbonate Equivalent (LCE) Price" * 5.323 *(1 - "Royalties") * "Recovery". Variables are "LCE Price" = $22,000/tonne Li2CO3, "Royalties" = 1.75% and "Metallurgical Recovery" = 73.5%.

4. Resources presented at a cutoff grade of 1,047 ppm Li.

5. A resource economical pit shell has been derived from performing a pit optimization estimation using Vulcan software.

6. The conversion factor for lithium to LCE is 5.323.

7. Applied density for the mineralization is 1.79 t/m3 (Section 8.4 of the Thacker Pass 1300 Report).

8. Measured Mineral Resources are in blocks estimated using at least six drill holes and eighteen samples within a 262 m search radius in the horizontal plane and 5 m in the vertical direction; Indicated Mineral Resources are in blocks estimated using at least two drill holes and six to eighteen samples within a 483 m search radius in the horizontal plane and 5 m in the vertical direction; and Inferred Mineral Resources are blocks estimated with at least two drill holes and three to six samples within a search radius of 722 m in the horizontal plane and 5 m in the vertical plane.

9. Tonnages and grades have been rounded to accuracy levels deemed appropriate by the qualified person. Summation errors due to rounding may exist.

Mineral Reserves

The Mineral Reserves estimate for the Thacker Pass Deposit are based on an approved permitted pit shell developed in 2019 for the Environmental Impact Statement (the "EIS"). The pit shell was developed using Vulcan's Pit Optimization and Automated Pit Developer. The EIS pit area was limited by a few physical boundaries, including:

• The west boundary was limited by the Thacker Pass Creek.

• A limit line was set to keep the pit shell from breaking into the water shed.

• The northern boundary was predominately limited by the Montana Mountains.

• The east and south boundaries were limited by mine facilities, waste facilities, process plant, and SR 293.

Pit Optimizer Parameters

Parameter	Unit	Value
Li2CO3	US$/t	5,400
Ore Processing Cost	US$/t ROM	55.00
Process Recovery	%	84
Mining Cost for Ore	US$/t	2.80
Mining Recovery Factor	%	95

Note:

- Cost estimates and Lithium price are as of 2018

The Mineral Reserves are a modified subset of the Measured and Indicated Mineral Resources. A cutoff grade variable of kilograms of lithium extracted per run-of-mine (ROM) tonne was used to develop the Mineral Reserves for a 40-year mine plan producing a total LOM plant leach ore feed of 154.2 million dry tonnes. The leach ore feed is the ROM ore dry less the ash dry tonnes. The cutoff grade variable, kilograms of lithium extracted per tonne of ROM feed, is estimated using formulas and variables developed by LAC and is applied to each individual block of the geologic block model. The cutoff grade estimation is 1.533 kg of lithium recovered per tonne of ROM feed.

Overall reserve ore and waste tonnages are modeled using Maptek's geologic software package.

Waste consists of various types of material, including basalt, volcanic ash, alluvium and clay that does not meet the ore definition or the cutoff grade described above.

See Section 12 of the Thacker Pass 1300 Report for more information regarding the key assumptions, parameters and methods.

The classified Mineral Reserves are summarized in the table below for the 40-year permitted pit. This estimate uses a maximum ash percent cutoff of 85% and a cutoff grade of 1.533 kg of lithium extracted per tonne of ROM feed. Additionally, a 95% mining recovery factor is applied. A dilution percentage was not applied.

Mineral Reserves Estimate as of December 31, 2022

Category	Tonnage (Mt)	Average Li (ppm)	Lithium Carbonate Equivalent Mined (Mt)
Proven	192.9	3,180	3.3
Probable	24.4	3,010	0.4
Proven and Probable	217.3	3,160	3.7

Note:

1. Mineral Reserves have been converted from measured and indicated Mineral Resources within the pre-feasibility study and have demonstrated economic viability.

2. Reserves presented at an 85% maximum ash content and a cut-off grade of 1.533 kg of lithium extracted per tonne run of mine feed. A sales price of $5,400 US$/t of Li2CO3 was utilized in the pit optimization resulting in the generation of the reserve pit shell in 2019. Overall slope of 27 degrees was applied. For bedrock material pit slope was set at 47 degrees. Mining and processing cost of $57.80 per tonne of ROM feed, a processing recovery factor of 84%, and royalty cost of 1.75% were additional inputs into the pit optimization.

3. A LOM plan was developed based on equipment selection, equipment rates, labor rates, and plant feed and reagent parameters. All Mineral Reserves are within the LOM plan. The LOM plan is the basis for the economic assessment within the Thacker Pass TR, which is used to show economic viability of the Mineral Reserves.

4. Applied density for the ore is 1.79 t/m3 (Section 8.4 of the Thacker Pass 1300 Report)

5. Lithium Carbonate Equivalent is based on in-situ LCE tonnes with 95% recovery factor.

6. Tonnages and grades have been rounded to accuracy levels deemed appropriate by the qualified person. Summation errors due to rounding may exist.

7. The reference point at which the Mineral Reserves are defined is at the point where the ore is delivered to the run-of-mine feeder.

Mining Operations

The shallow and massive nature of the deposit makes it amenable to open-pit mining methods. The mining method assumes hydraulic excavators loading a fleet of end dump trucks. This truck/excavator fleet will develop several offset benches to maintain geotechnically stable highwall slopes. These benches will also enable the mine to have multiple grades of ore exposed at any given time, allowing flexibility to deliver and blend ore as needed.

Pit Design

A highwall slope-stability study was completed by Barr Engineering Co. ("BARR") in December 2019. BARR conducted geotechnical drilling, testing, and analysis to assess the geology and ground conditions. Core samples were obtained to determine material characteristics and strength properties. A minimum factor-of-safety value of 1.20 is generally acceptable for active open pit walls. However, given the possibility of long-term exposure of pit slopes in clay geological formations, a value of 1.30 was incorporated into the design for intermediate and overall slope stability.

The geotechnical analysis indicates that the geology is generally uniform across the Thacker Pass Project site. The competence of the in-situ material in conjunction with the use of the proposed highwall angles meets or exceeds the minimum recommended factor-of-safety values for intermediate and overall slope configurations.

A bench width of 50 m and a height of 5 m was chosen. This face height is amenable to efficient loading operations while still shallow enough to allow for the removal of thicker barren horizons within the cut to minimize dilution. Double benching and increasing the bench height to 10 m before implementing offsets, will be used to increase mining depths while maintaining the inter-ramp slope requirements.

Mine Plan

The initial cut location is at the mouth of the valley entering the west area. The haul road will enter the initial cut area at the 1,540 m level. From the initial cut, mining advancement prioritized five objectives: (1) recover all ore, (2) deliver a blend of illite and smectite ore to the beneficiation circuit, (3) provide higher grade ore early in the Thacker Pass Project life, (4) facilitate placement of waste into the previously mined pit area as soon as feasible, and (5) mine the entirety of the permitted pit area. This required initial pit advancement to first expose the west and south walls. Mining will then advance north toward the Montana Mountains and finally finish to the east.

Mining Operations

Waste removal and ore removal will be done using two hydraulic excavators and a fleet of end dump trucks. The end dump truck fleet will haul the ore to the ROM stockpile and the waste will be hauled either to the West Waste Rock Storage Facility or placed in previously mined sections of the pit. The end dump truck fleet will also be used to haul coarse gangue and attrition scrubber reject materials.

The annual production rate for the 40-year mine is based on varying plant feed leach ore rates caused by the availability of sulfuric acid for the leaching process. Phase I (years 1-3) has an annual feed rate of 1.7 million dry tonnes of ore to leach and Phase 2 (years 4-40) has 4.0 million dry tonnes of ore to leach.

Due to the sequence of mining, the majority of in-pit ramps will be temporary. Additionally, cross-pit ramping will be utilized from load face to the in-pit waste dump as well as access to the main haul road. The cross-pit ramps will be dumped using waste material. As the pit advances, portions of the in-pit ramp will be excavated to allow mining access to the lower mining faces. Removal of portions of the in-pit ramp will be considered rehandle and is accounted for in the total waste removed.

Equipment Selection

Equipment selection was based on the annual quantities of material required to be mined. The qualified person consulted Caterpillar, Komatsu, and Liebherr to determine the best fleet size. After reviewing various options, 91-tonne class end dump trucks loaded by two 18-tonne class hydraulic excavators in five passes were selected. The excavators will be used to load two types of ore as well as the waste material. They will be staged to minimize movement between the multiple required dig faces. The trucks can easily be assigned or re-assigned to either machine to maintain maximum production depending on excavator downtime, changes in required material to be hauled, and haul cycle times. The excavators and trucks will be equipped with buckets and bodies specifically designed for the density of the material at the Thacker Pass Project.

Major Equipment Specifications

Equipment	Class	Quantity	Usage
Hydraulic Excavator	18 tonne	2	Waste and Ore Removal
End Dump Trucks	91 tonne	12	Ore, Waste, Attrition Scrubber Reject
Wheel Loader	23 tonne	1	Coarse Gangue, Ore, Waste, Attrition Scrubber Reject, Ore Feed
Track Dozer	475 HP	5	Ore, Waste, Coarse Gangue, Ore Feed
Grader	350 HP	3	All areas
Water Truck (Primary)	53k Liter	2	Dust Suppression, All areas
Water Truck (Secondary)	30k Liter	1	Dust Suppression, All areas
Wheel Dozer	500 HP	1	Coarse Gangue, Ore, Waste

Personnel Requirements

Four crews will be utilized to cover the 168 hours per week rotating operating schedule. A Monday through Friday schedule has been included for management and technical service positions. It is assumed that local talent will be available and no fly-in-fly-out adjustments have been included. The positions included in the labor are listed in the table below. Positions listed are for mining operations including waste and ore, attrition scrubber reject, and coarse gangue.

Personnel List

Position	Roster	No. Employed
Management
Mine Manager	M-F	1
Technical Services
Mining Engineers	M-F	3
Engineer Tech	M-F	1
Geologist	M-F	1
Operations
Supervisors	M-S	3-4
Equipment Operators		73-115
Maintenance
Maintenance Planner	M-F	1
Supervisors	M-S	2-4
Mechanics/Welders		23-37
Electricians		1
Administrative
Business Manager	M-F	1
Accountant	M-F	1
Administrative / AP Clerk	M-F	1
Human Resources/Safety Supervisor	M-F	1

Drilling and Blasting

The reports titled "Factual Geotechnical Investigation Report for Mine Pit Area" (March 2018) completed by Worley Parsons and the "Prefeasibility Level Geotechnical Study Report" (May 2011) completed by AMEC were used to determine the ability to mine without blasting. The uniaxial compressive strength ("UCS") test results in the AMEC data range from essentially 0 to 55.4 MPa. The UCS test results in the Worley Parsons data range from 0.61 to 21.82 MPa with an average of 7.7 MPa. The range of UCS results is within the cutting range of the excavator.

Based on reported test results, exploratory drill logs, and actual excavation of a test pit, only the basalt is expected to require blasting. However, there are bands of hard ash which may require ripping with a dozer prior to loading. The remaining waste and ore can be free dug with the hydraulic excavators. Due to the infrequency of blasting, a third-party contractor will be used for the drilling and blasting on an as needed basis.

Dewatering

During the 40-year mining period, it is anticipated that appreciable groundwater is not likely in the mining operations. This assumption is based on a November 2019 report by Piteau Associates. The regional groundwater table is expected to be encountered in approximately year 15 of mining. Groundwater discharge into the pit is not expected to be more than approximately 23 m3/h (100 gpm) at peak. Dewatering wells are not anticipated to be required for these minor discharge rates. Any water encountered in the pit will be collected in sumps and utilized for in-pit dust control.

Processing and Recovery Operations

The Mineral Reserves are comprised of two main types of lithium bearing clay, smectite and illite, with volcanic ash and other gangue minerals mixed throughout. Both types of clay will be processed simultaneously, with a plant feed blend maintained from two separate stockpiles for each clay type. The ore will be upgraded using a wet attrition scrubbing process followed by two classification stages to remove coarse material with low lithium content, referred to as coarse gangue. The upgraded ore slurry will be processed in a leach circuit using sulfuric acid to extract the lithium from the lithium-bearing clay. The lithium-bearing solution will then be purified primarily by using crystallizers and precipitation reagents to produce battery grade lithium carbonate. Leach residue will be washed, filtered, and stacked in a tailing facility.

The Thacker Pass Project will be constructed in two phases. Lithium carbonate production during Phase 1 is designed for a nominal 40,000 t per annum capacity while Phase 2 will double design capacity to a nominal 80,000 t per annum. The process plant will operate 24 hours/day, 365 days/year with an overall availability of 92% and a mine life of 40 years. The total amount of material processed in the mine plan is 217.3 Mt (dry). The most tonnes planned for a single year are 6.7 Mt (dry) in Year 8.

The recovery process consists of the following primary circuits:

• Beneficiation

o Comminution

o Attrition Scrubbing

o Classification

o Solid-Liquid Separation (Thickening and Dewatering)

• Leaching

• Neutralization

• Counter Current Decantation and Filtration

• Magnesium, Calcium and Boron Removal

• Lithium Carbonate (Li2CO3) production

o 1st Stage Lithium Carbonate Crystallization

o Bicarbonation

o 2nd Stage Lithium Carbonate Crystallization

o Sodium Sulfate and Potassium Sulfate Crystallization zero liquid discharge ("ZLD")

A simplified process flowsheet is provided in the figure below.

Overall Simplified Process Flowsheet

In beneficiation, ROM ore is crushed then mixed with water and fed to unit operations designed to liberate lithium bearing clay from gangue material. The clay is separated from coarse gangue in classification, with coarse gangue being stockpiled and eventually used as pit backfill material. The clay fines are then sent to the first dewatering (thickening) stage. These circuits are located close to the pit. The slurry is then pumped downgradient to a second stage of dewatering (decanter centrifuging). The resulting slurry is fed to the processing plant.

The dewatered slurry is mixed with sulfuric acid (H2SO4) from the acid plant, leaching lithium and other constituents into solution. Acid availability determines leach feed rates, which in turn determines ore mining rates. The free acid contained in the resultant leached residue is neutralized with both a slurry of ground limestone and a magnesium hydroxide slurry from the magnesium precipitation circuit. The neutralized slurry is sent to a CCD circuit to recover residual lithium bearing solution and then fed to recessed chamber filter presses. The filter cake is then conveyed to the clay tailings filter stack ("CTFS") as waste material for stacking.

The filtrate is sent to magnesium and calcium removal circuits where first the bulk of the magnesium is crystallized as MgSO4*xH2O salts, removed via centrifugation, and conveyed to the CTFS. Any remaining magnesium in the brine is then precipitated with milk-of-lime and separated by recessed chamber membrane filter presses. The precipitated solids are repulped and recycled back to neutralization (as stated above), eventually leaving the process with neutralized filter cake. The calcium in the liquor is removed via soda ash addition, and an ion exchange polishing step brings the divalent cation concentration to very low levels. This lithium-bearing brine is fed to the Li2CO3 production circuit where soda ash is used to precipitate lithium carbonate. A bicarbonation step is used to further remove impurities from the Li2CO3 crystals.

The final Li2CO3 crystal product is separated via centrifugation then sent to drying, micronization, cooling, dry vibrating magnetic filtration and packaging. Mother liquor from the Li2CO3 crystallizers is sent to the ZLD crystallizer to remove Na and K as sulfate salts. The salts are sent to the CTFS while lithium remaining in the concentrate is recycled back to the front of the Li2CO3 circuit and recovered.

Process design criteria were developed by the Company's process engineering group based on in-house and vendor test results that were incorporated into the process modelling software Aspen Plus® to generate a steady-state material and energy balance. This data and criteria below were used as nominal values for equipment design/sizing. The design basis for the beneficiation facility is to process an average ROM throughput rate during Phase 1 of about 3.3 M dry tonnes per year equivalent to about 9,015 dry t/d of feed (including a 99% plant availability). Throughput from the mine to the crushing plant is targeted based on an average rejection rate of 34% of the ROM material based on low lithium content in coarse material. With approximately 6,436 dry t/d feed rate (including a 92% plant availability) to the leach plant and recoveries for the Thacker Pass Project, the design basis results in an estimated production rate of approximately 110 t/d (40,187 t/a) of battery grade lithium carbonate.

Infrastructure, Permitting and Compliance Activities

Infrastructure and Logistics

The Thacker Pass Project is planned to be constructed in two phases. Phase 1 will consist of a single sulfuric acid plant with a nominal production rate of 3,000 tonnes per day sulfuric acid. Phase 2 will begin three years later with the addition of a second sulfuric acid plant with an additional nominal production rate of 3,000 t/d. Mined material and tailings will be moved by conveyors and trucks.

Process Plant General Arrangement

A portion of the process facilities encompassing mineral beneficiation and classification is located due east of the Mine Service Area near the ore body. This area includes the ROM pad, feeder breakers and mineral sizers, log washing and attrition scrubbing. Additionally, the front end of the classification circuit is located on this pad and consists of the hydrocyclone cluster, hydraulic classifiers, thickening and coarse gangue discharge and stacking system.

The remainder of the process plant is located approximately 2 miles east. The slurry is transferred to the downstream plant via a pipeline and trench along the southern edge of the haul road. Product flows are generally clockwise starting in the western edge of the upper third zone of the layout. The remainder of the classification (centrifuges), leach, and neutralization circuits begin the process flow on this site. Next the solution is sent to the CCD circuit before being sent to the filtration area located on the northeastern side. Magnesium removal continues south to a central section of the plant before flowing west to calcium precipitation, calcium and boron ion exchange, evaporation, and lithium carbonate production followed by ZLD crystallization. The packaging system, along with the warehouse, are immediately west of the lithium carbonate plant to minimize product transfer distance. The sulfuric acid plant is situated in the southern third of the layout in recognition of prevailing winds. The traffic flow is largely one-way counter clockwise on the site perimeter with maintenance access between major process areas.

Reagents, Consumables and Shipping

Limestone, quicklime, flocculant, and soda ash reagents are delivered to the processing plant in solid form via trucks while liquid sulfur, propane, carbon dioxide, ferric sulfate, caustic soda, and hydrochloric acid are delivered as liquids, also by trucks.

Gasoline, on and off highway diesel along with typical plant warehouse deliveries have been kept to the western portion of the plant with direct access from the main entry minimizing delivery truck exposure to the site. The large equipment warehouse house is located directly south of these facilities.

Battery-grade lithium carbonate is packaged in bags and flexible intermediate bulk containers, and stored in a warehouse on the west side which is collocated with the plant warehouse.

Ancillary Buildings

The main administration office building and analytical laboratory are located in the southwest corner of the process plant site with direct access from the highway and from the main security entrance. The administration building houses a change room, shift change area, medical areas as well as office space. A helipad is situated near to the administrative office area and the security entrance for ready access. A mill maintenance building is planned on the northeast corner of the plant in close proximity to the filtration building. Two control buildings have been provided. The main plant control building is centrally located for ease of access to the majority of the process plant site. A dedicated sulfuric acid plant control building has been provided within the sulfuric acid plant area. Lastly a small control building is planned at the mineral beneficiation area to manage the crushing, attrition, and front end of the classification unit operations.

Site Access

The Thacker Pass Project envisions improving the junction of US-95 and SR-293 to improve and handle the planned traffic flow. The plant development contemplates a total of three new entrances and utilizes one existing entrance from SR-293 onto the Thacker Pass Project site.

Raw Material Logistics

Raw materials for the Thacker Pass Project are to be delivered to the site by over highway trucks during the life of mine. A local rail-to-truck transloading facility located in Winnemucca will allow for transfer of most raw materials for delivery to the Thacker Pass Project site. A summary of the primary raw materials to be used during operations, and their logistics, is shown below in tabular form. This will include the limestone grinding and storage facility, soda ash transloading facility and the sulfur transloading facility. The cost per tonne of the raw material is included in the Operating Costs for the consumables.

Life of Mine Primary Raw Material Logistics Scheme

Raw Material	Description	Approximate Truck Loads per Day
Liquid Sulfur	Includes unloading, storage, and delivery to the plant via 39-tonne tanker from a transloading facility in Winnemucca, NV.	47
Soda Ash	Includes unloading, storage, and delivery to the plant via 39-tonne trailer from a transloading facility in Winnemucca, NV.	18
Quicklime	Includes unloading, storage, and delivery to the plant via 39-tonne trailer from Savage transloading facility in Golconda, NV. Optionally, may be shipped to site from a transloading facility in Winnemucca, NV with minor capital improvements.	10
Limestone	Includes operation of in-pit primary crusher, delivery to the process plant via 39-tonne trailer and secondary limestone crushing/screening/grinding plant at process plant.	31
Fuel	Includes diesel, unleaded gasoline, propane and their unloading, and delivery to the plant via 10,000 or 12,500 gallon trailer to site. Optionally, may be shipped to site from a transloading facility in Winnemucca, NV.	>1
Other	Includes delivery to the plant via 21-tonne trailer of Ferric Sulfate, Hydrochloric Acid, Caustic Soda, and Flocculant direct to site. Optionally, may be shipped to site from a transloading facility in Winnemucca, NV with minor capital improvements.	>6

Power Supply

Electrical power for the Thacker Pass Project will be supplied by on-site power generation and via the grid connected to the nearby local electric utility cooperative, Harney Electric Cooperative ("HEC") 115 kV transmission network. The Thacker Pass Project will generate a portion of the steady- state power demand via Steam Turbine Generators driven by steam produced by the sulfuric acid plant. The remainder of steady-state loads and any peaks will be serviced by power purchased from HEC.

Sulfuric Acid Production

The sulfuric acid plants for the Thacker Pass Project are Double Contact Double Absorption (DCDA) sulfur burning sulfuric acid plants with heat recovery systems. The plants sizing was maximized based upon the use of single pieces of equipment such as a single blower train instead of two operating in parallel, and a single waste heat boiler to optimize production versus capital.

Phase 1 and Phase 2 will each have a single sulfuric acid plant capable of producing nominal 3,000 t/d (100 weight % H2SO4 basis) of sulfuric acid by burning liquid elemental sulfur. Sulfur is delivered to site by truck and is unloaded by gravity into a single Sulfur Unloading Pit which provides sulfur to both sulfuric acid plants. The sulfuric acid generated from each plant is used in the process plant for the chemical production of lithium carbonate. The total annual operating days is based upon expected scheduled and unscheduled maintenance. Acid production is a function of the plant's nominal capacity and production over Design Capacity with production efficiency of the equipment decreasing over a three-year period until scheduled maintenance occurs. Each sulfuric acid plant has two Liquid Sulfur Storage Tanks with a combined storage capacity of 28 days. The sulfur is transferred from the tanks to the Sulfur Feed Pit and from there to the Sulfur Furnace.

Water Source

The existing Quinn Raw Water Well has been tested and is able to sustain 908 m3/h (4,000 gpm) which satisfies the expected average demand servicing all potable, mining and process flow streams for Phase 2. A backup well is being installed one mile west of the existing production well to maintain a constant supply of water if one well pump is down for maintenance or repairs. A test well for the back-up well was completed in February 2023, and drilling of the backup production well is taking place in March 2023.

Waste Rock and Tailings

The table below shows a summary of the volumes contained in each storage facility and the estimated volume of each facility at the end of the 40- year mine life.

Design and Requirement Volumes for Stockpiles and Facilities (Millions of Cubic Yards)

Facility Name	Design Storage Mm3 (MCY)	40 Year LOM Required Storage Mm3 (MCY)
West Waste Rock Storage Facility (WRSF)	21.3 (27.9)	20.2 (26.4)
East Waste Rock Storage Facility (WRSF)	16.3 (21.3)	0 (0)
Coarse Gangue Stockpile (CGS)	17.5 (22.9)	17.5 (22.9)
Growth Media Stockpiles (GMS)	12.3 (16.1)	5.0 (6.6)
Clay Tailings Filter Stack (CTFS)	266.9 (349.1)	250.7 (327.9)
All facilities have expansion potential.

Note: Storage quantities largely determined by short-term processing requirements or surface area mined, and thus are not reassessed for the 25- year case separately.

Clay Tailings and Salt Storage

Lithium processing will produce tailings comprised of acid leach residue filter cake (clay material), magnesium sulfate salt and sodium/potassium sulfate salts, which is collectively referred to as clay tailings. The clay tailings strategy is based on consideration of the following aspects of the site plan:

• Adoption of filtered stack method of clay tailings disposal, referred to as the Clay Tailings Filter Stack ("CTFS").

• Fully contained high density polyethylene ("HDPE") lined facility for permanent storage of clay tailings.

• Site selection for the CTFS: the selected location is on relatively flat terrain within the mineral claim area for proper containment, while maintaining close proximity to the process plant.

• Surface water management to minimize water entering the tailings area.

Placement of clay tailings, otherwise termed as "filtered tailings," differs from conventional slurry tailings methodology and typically has higher operating costs but with the benefit of improved stability and reduced water consumption. It is possible to reduce the tailings to a moisture content amenable to placement in the CTFS.

At the end of the leach neutralization process cycle, water from the clay tailings is recovered by solid-liquid separation (dewatering), utilizing filter presses. The filtered tailings are then transported by conveyor to the HDPE lined CTFS facility. In this state, the filtered tailings can be spread, scarified, air dried (if required) and compacted in lifts similar to the practice for typical earth embankment construction.

Environmental Studies, Permitting, and Social or Community Impact

The Thacker Pass Project is located on public lands administered by the BLM. Construction of the Thacker Pass Project requires permits and approvals from various Federal, State, and local government agencies. The Thacker Pass Project has received all federal and state permits needed to commence construction.

The process for BLM authorization includes the submission of a proposed Mine Plan of Operations (PoO, previously defined) and Reclamation Plan for approval by the agency. The Company submitted the Thacker Pass Project Proposed PoO and Reclamation Plan Permit Application on August 1, 2019. The permit application was preceded by the Company's submission of baseline environmental studies documenting the collection and reporting of data for environmental, natural, and socio-economic resources used to support mine planning and design, impact assessment, and approval processes.

As part of the overall permitting and approval process, the BLM completed an analysis in accordance with the NEPA to assess the reasonably foreseeable impacts to the human and natural environment that could result from the implementation of Project activities. As the lead Federal regulatory agency managing the NEPA process, the BLM prepared and issued a Final Environmental Impact Statement ("FEIS"), on December 3, 2020. Following the issuance of the FEIS, BLM issued the EIS Record of Decision and Plan of Operations Approval on January 15, 2021. In addition, a detailed Reclamation Cost Estimate has been prepared and submitted to both the BLM and Nevada Division of Environmental Protection-Bureau of Mining, Regulation and Reclamation (the "NDEP-BMRR"). On October 28, 2021, the NDEP-BMRR approved the PoO with the issuance of draft Reclamation Permit 0415. On February 25, 2022, the NDEP-BMRR issued the final Reclamation Permit 0415. The BLM will require the placement of a financial guarantee (reclamation bond) to ensure that all disturbances from the mine and process site are reclaimed once mining concludes.

There are no identified issues that are expected to prevent the Company from achieving all permits and authorizations required to complete construction of and operate the Thacker Pass Project based on the data that has been collected to date.

Summary Schedule for Permitting, Approvals, and Construction

The Thacker Pass Project is being considered in two phases, lasting 40 years. The Company will utilize existing highways to service the Thacker Pass Project. The following is a summary schedule for permitting, approvals and construction:

• Q3 2018 - Submitted Conceptual Mine Plan of Operations

• Q3 2019 - Submitted Proposed Mine Plan of Operations and Reclamation Plan Permit Application, BLM deems the document technically complete

• Q1 2020 - BLM published NOI to prepare an EIS in the Federal Register

• Q1 2021 - Final EIS and Record of Decision issued by BLM

• Q1 2022 - Issuance of final WPCP, Reclamation Permit, and Class II Air Quality Operating Permit

• Q1 2023 - Initiate early-works construction

• Q3-Q4 2023 - Initiate Plant Construction

• Q1 2026 - Commissioning process plant, initiate mining

• Q4 2026 - Steady state production

Community Engagement

The Company has developed a Community Engagement Plan, recognizing that the support of stakeholders is important to the success of the Thacker Pass Project. The Thacker Pass Project was designed to reflect information collected during numerous stakeholder meetings. The Community Engagement Plan is updated annually.

In connection with the Company's previously proposed Kings Valley Clay Mine Project (at Thacker Pass) and in coordination with the BLM, letters requesting consultation were sent to the Fort McDermitt Paiute and Shoshone Tribe and the Summit Lake Paiute Tribe on April 10, 2013. The BLM held consultation meetings with the Fort McDermitt Paiute and Shoshone Tribe on April 15, 2013 and the Summit Lake Paiute Tribe on April 20 and May 18, 2013.

As part of the Thacker Pass Project, the BLM Winnemucca District Office initiated the Native American Consultation process. Consultation regarding historic properties and locations of Native American Religious Concerns were conducted by the BLM via mail and personal correspondence in 2018 and 2019 pursuant to the NHPA and implementing regulations at 36 CFR 800 in compliance and accordance with the BLM-SHPO 2014 State Protocol Agreement. On July 29, 2020, the BLM Winnemucca District Office sent formal consultation letters to the Fort McDermitt Paiute and Shoshone Tribe, Pyramid Lake Paiute Tribe, Summit Lake Paiute Tribe, and Winnemucca Indian Colony. In late October 2020, letters were again sent by the BLM to several tribes asking for their assistance in identifying any cultural values, religious beliefs, sacred places and traditional places of Native American people which could be affected by BLM actions on public lands, and where feasible to seek opinions and agreement on measures to protect those tribal interests. As the lead federal agency, the BLM prepared the memorandum of agreement for the Thacker Pass Project and continues to facilitate all ongoing Project- related consultation.

Social or Community Impacts

During operations, it is expected that most employees will be sourced from the surrounding area, which already has established social and community infrastructure including housing, retail and commercial facilities such as stores and restaurants; and public service infrastructure including schools, medical and public safety departments and fire and police/sheriff departments.

Based on the Thacker Pass Projected mine life, the number of potential hourly and salaried positions, and the Thacker Pass Projected salary ranges, Project operations would have a long-term positive impact to direct, indirect, and induced local and regional economics. Phase 2 full production will require approximately 500 direct employees to support the Thacker Pass Project. An additional and positive economic benefit would be the creation of short-term positions for construction activities. It is estimated that approximately 1,000 temporary construction jobs will be created. Additional jobs will be created through ancillary and support services, such as transportation, maintenance, and supplies.

The Fort McDermitt Tribe is located approximately 56 km (35 miles) by road from the Thacker Pass Project site. The Company and the Tribe have devoted more than 20 meetings to focus on an agreement to solidify engagement and improvements at the Fort McDermitt community. A community benefits agreement was signed by the Company and the Fort McDermitt Paiute and Shoshone tribe in October 2022. The benefits agreement will provide infrastructure development, training and employment opportunities, support for cultural education and preservation, and synergistic business and contracting opportunities.

For nearly two years, the Company has met regularly with the community of Orovada, which is 19 km (12 miles) from the Thacker Pass Project site and is the closest community to the Thacker Pass Project. The purpose of the meetings was to identify community concerns and explore ways to address them. The meetings began informally and were open to the entire community. Eventually, the community formed a committee to work with the Company. A facilitator was hired to manage a process that focused on priority concerns and resolution. The committee and the Company have addressed issues such as the local K-8 school and determined that a new school should be built in Orovada. The community has agreed to a new location and the Company has worked with the BLM to secure the site for the Humboldt County School District. The Company has also completed a preliminary design for the school and is moving forward with detailed engineering and construction planning.

Capital and Operating Costs

Capital Cost Estimate

The capital cost estimate for the Thacker Pass Project covers post-sanction early works, mine development, mining, the process plant, the transload facility, commissioning and all associated infrastructure required to allow for successful construction and operations. The cost estimates presented in this section pertain to three categories of capital costs:

• Phase 1 and Phase 2 Development capital costs

• Phase 1 and Phase 2 Sustaining capital costs

• Closure capital costs

Development capital costs include the EPCM estimate as well as the Company's estimate for the Company's scope costs. Sustaining capital costs for the Thacker Pass Project have been estimated and are primarily for continued development of the clay tailings filter stack and coarse gangue stockpile, mining activities, sulfuric acid plant, and plant and infrastructure sustaining capital expenditures.

Development capital costs commence with detailed engineering and site early works following project sanction by the owner and continue to mechanical completion and commissioning. Mining pre-production costs have been capitalized and are included under development capital. The capital costs for years after commencement of production are carried as sustaining capital. Pre-sanction costs from completion of the Thacker Pass 1300 Report to project sanction, including environmental impact assessments, permit approvals and other property costs are excluded from this report and these costs are not included in the development capital.

Direct costs include the costs of all equipment and materials and the associated contractors required to perform installation and construction. The contractor indirects are included in the direct cost estimate as a percent of direct labor cost. EPCM / Project indirects were detailed out in a resource plan to account for all identified costs, then budgeted as a percent of construction and equipment to be distributed through the process areas. In general, these costs include:

• Installation contractor's mobilization, camp, bussing, meals, and temporary facilities & power

• EPCM

• Commissioning and Vendors

• Contingency

Contract mining capital repayment includes the 60-month financed repayment of the miner's mobile equipment assets acquired prior to the start of operation.

The table below shows the development capital cost estimate developed for the Thacker Pass Project.

Development Capital Cost Estimate Summary

Description	Ph1 Costs (US$ M)	Ph2 Costs (US$ M)	Responsible
Mine
Equipment Capital (Contract Mining)	0	0	Sawtooth
Mine Development	51.1	26.3	Sawtooth
Contingency (13.1%)	6.7	3.4	Sawtooth
Total Mine	57.8	29.7
Process Plant and Infrastructure
Costs (Direct & Indirect)	1,735.4	1,398.5	M3/ITAC
Contingency (13.1%)	227.3	183.2	M3/ITAC/EDG
Total Process Plant and Infrastructure	1,962.7	1,581.7
Offsite - Transload Facility
Costs (Direct & Indirect)	69.0	27.1	Owner/Savage
Contingency (13.1%)	9.0	3.5	Owner/EDG
Total Offsite - Transload Facility	78.1	30.6
Owner's Costs
Costs	149.8	75.6	Owner
Contingency (13.1%)	19.6	9.9	Owner/EDG
Total Owner's Costs	169.4	85.5
TOTAL DEVELOPMENT CAPITAL	2,268.0	1,727.5

Due to rounding, some totals may not correspond with the sum of the separate figures.

Sustaining Capital costs for the base case totaling US$1,510.2 million have been estimated over the LOM, as outlined in the table below, with the subsequent table showing sustaining capital for the first 25 years of the 40-year life of mine.

Sustaining Capital Estimate Summary (40-Year LOM - Base Case)

Description	*LOM Costs (US$ M)	Responsible
Mine
Equipment Capital	264.3	Sawtooth/M3
Mobile Equipment
Equipment Capital	26.6	Owner
Process Plant and Infrastructure
Process Plant	822.9	Owner
Sulfuric Acid Plant	244.2	EXP
CTFS and CGS	149.0	Owner
Offsite Transload Facility
Transload Facility	3.4	Owner
TOTAL SUSTAINING CAPITAL	1,510.2
Contract Mining Capital Repayment	48.8	Owner
* Phase 2 capital costs are not included in sustaining costs

The yearly summarized spend schedule, including sustaining and closure capital, is provided in the following table.

Capital Cost Spend Schedule

Operation Year	-3	-2	-1	1	2	3	4	5	6	7	8	9	10	11-	16-	21-	26-	31-	36-	40+	TOTAL
														15	20	25	30	35	40
Development Capital Phase 1 (US$ M)
Mine Development	4.6	27.2	24.9	1.2																	57.8
Process Plant & Infrastructure	157.0	922.5	844.0	39.3																	1,962.7
Offsite Transload Facility	6.2	36.7	33.6	1.6																	78.1
Owner's Cost	13.6	79.6	72.8	3.4																	169.4
Development Capital Phase 2 (US$ M)
Mine Development				2.4	14.0	12.8	0.6														29.7
Process Plant & Infrastructure				126.5	743.4	680.1	31.6														1,581.7
Offsite Transload Facility				2.4	14.4	13.2	0.6														30.6
Owner's Cost				6.8	40.2	36.8	1.7														85.5

Operation Year	-3	-2	-1	1	2	3	4	5	6	7	8	9	10	11-	16-	21-	26-	31-	36-	40+	TOTAL
														15	20	25	30	35	40
Sustaining Capital (US$ M)
Mine Equipment & Capital Recovery				4.4	12.2	15.9	13.4	12.5	7.6	2.6	5.7	0.3	7.9	51.6	26.3	19.7	46.9	35.1	2.2	0.0	264.3
Mobile Equipment				0.0	0.0	0.5	0.0	0.0	1.5	0.0	0.0	0.0	0.0	7.1	1.7	4.4	4.4	3.5	3.5	0.0	26.6
Process Plant				0.0	0.0	0.0	0.0	1.4	0.0	0.0	1.4	0.0	1.4	4.4	30.5	191.6	555.0	37.2	0.0	0.0	822.9
Sulfuric Acid Plant				0.0	0.0	2.3	0.0	0.0	2.6	2.3	0.0	5.1	2.6	22.3	26.0	41.6	33.7	48.9	56.8	0.0	244.2
CTFS and CGS				0.0	0.0	0.0	0.0	5.6	5.6	5.6	5.6	5.6	4.4	22.9	24.3	15.6	16.6	20.4	16.4	0.0	149.0
Offsite Transload Facility				0.0	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.6	0.3	0.6	0.3	0.6	0.3	0.0	3.4
Closure Costs (US$M)
Closure																				53.5	53.5
Annual Capital Expenditure	181.4	1,066.0	975.2	187.9	824.2	761.6	48.0	19.6	17.5	10.5	12.8	11.1	16.4	109.0	109.2	273.6	656.8	145.8	79.2	53.5	5,559.2

Note: Due to rounding, some totals in this table may not correspond with the sum of the separate figures.

Closure Costs

Closure costs are estimated based upon necessary reclamation, remediation, and closure of the 40-year facility. These closure costs of $53.5M will be updated as operations continue, and concurrent reclamation takes place. Site overhead during closure will be a corporate cost.

Reclamation Costs

Category	Costs ($-M)
Waste Rock Dumps	12.72
Pit	0.08
Haul Roads	0.31
Access Roads	0.10
Process Ponds	3.47
Yards	1.22
Growth Media Stockpile	0.06
Landfills	0
Foundations and Buildings	8.99
Sediment Ponds	0.03
Wells	0.04
Monitoring Wells	0.38
Waste Disposal	12.29
Miscellaneous	2.55
Equipment Removal	0.42
Exploration Drillhole	0
Exploration Roads and Pads	0.12
Indirect Costs	10.70
Total	$53.50

Operating Cost Estimate

Annual operating costs are summarized by operating area: Mine, Lithium Process Plant, Sulfuric Acid Plant, and General & Administrative. Operating costs in each area include labor, maintenance materials and supplies, raw materials, outside services, among others. The process operating costs are based on Q1-Q4 2022 pricing. Estimates are prepared on an annual basis and include all site-related operating costs associated with the production of lithium carbonate. All operating costs incurred from project award, up to but excluding commissioning, are deemed preproduction costs and have been included in the Capital Expenditures, as they are considered part of construction.

Operating Cost Estimate Summary (40-Year LOM - Base Case)

Area	Annual Average ($-M)	$/tonne Product	Percent of Total
Mine	76.4	1,144	16%
Lithium Process Plant	214.6	3,213	45%
Liquid Sulfuric Acid Plant	175.4	2,627	36%
General & Administrative	14.3	215	3%
Total	$480.7	$7,198	100%

The following items are excluded from the Operating Cost estimate:

• Cost escalation (due to quotes being refreshed in 2022)

• Currency fluctuations

• All costs incurred prior to commercial operations

• Corporate office costs

• First fills (included in Capital Expenditures),

• Closure and reclamation costs post operations (concurrent reclamation is included)

• Salvage value of equipment and infrastructure

Economic analysis

Based on Q2 - Q4 2022 pricing, the economic evaluation presents the after-tax net present value ("NPV"), payback period, and the after-tax internal rate of return ("IRR") for the Thacker Pass Project based on annual cash flow projections.

This economic analysis includes sensitivities to variations in selling prices, various operating costs, initial and sustaining capital costs, overall lithium production recovery, and discount rate. All cases assume maximum utilization of the acid plant's available acid and power, with lithium production fluctuating by year according to mine plan and plant performance as predicted by yearly heat/mass balance simulations in Aspen Plus®, conducted by the Company.

Production and Revenues

Phase 1 Project is designed for a nominal production rate of 40,000 tpa of lithium carbonate and begins production in year 1 through year 3. Phase 2 production is anticipated to begin in year 4 and includes the addition of a second acid plant and processing infrastructure to double production with a nominal production rate of 80,000 tpa of lithium carbonate. Actual production varies with the grade of ore mined in each year with an expected mine life of 40 years. The base case value for price selling was set at $24,000/t.

Total Annual Production and Revenue (40 Year LOM - Base Case)

Production and Revenue	Annual Average	Total
Lithium Carbonate Production (t)	66,783	2,671,318
Lithium Carbonate Revenue ($-M)	$1,603	$64,112
Annual Lithium Carbonate Selling Price ($/t)	$24,000

Financing

Lithium Americas is contemplating multiple options for funding the construction and operation of the Thacker Pass Project. Financial modeling has considered multiple discount rates to account for various funding avenues. Project financing costs are excluded from the model.

Discount Rate

A discount rate of 8% per year has been applied to the model, though other levels from 6-16% are also included for Project assessment at various risk profiles and financing options.

Taxes

The modeling is broken into the following categories: Operational Taxes (which are eligible deductions to arrive at taxable income) and Corporate Net Income Taxes. The 10% operating cost tax credit under the U.S. Inflation Reduction Act for "Advanced Manufacturing Production" has been applied during the first 10 years of Project operation. The legislation specifies phase-out of this credit after 10 years.

Operational Taxes

Payroll taxes are included in salary burdens applied in the OPEX. These include social security, Medicare, federal and state unemployment, Nevada modified business tax, workers compensation and health insurance.

Property tax is assessed by the Nevada Centrally Assessed Properties group on any property operating a mine and/or mill supporting a mine. Tax is 3% to 3.5% of the assessed value, which is estimated at 35% of the taxable value of the property. The property tax owed each year is estimated as 1.1% of the net book value at the close of the prior year plus current year expenditures with no depreciation.

Corporate Net Income Taxes

In Nevada lithium mining activities are taxed at 2-5% of net proceeds, depending on the ratio of net proceeds to gross proceeds. Net proceeds are estimated as equal to gross profit for purposes of this study. A tax rate of 5% is applicable to the Thacker Pass Project.

Revenue subject to a net proceeds of minerals tax is exempt from the Nevada Commerce tax; therefore, the Nevada Commerce tax is excluded from the study.

The current corporate income tax rate applicable to the Thacker Pass Project under the Tax Cut and Jobs Act is 21% of taxable income.

Royalties

The Thacker Pass Project is subject to a 1.75% royalty on net revenue produced directly from ore, subject to a buy-down right. This royalty has been included in the economic model on the assumption that the Thacker Pass Project owner will exercise its buy-down right to reduce the royalty from 8.0% to 1.75% by making an upfront payment of US$22 million in the first year of operations. At US$24,000/t lithium carbonate the ongoing annual royalty payments will average $428/t lithium carbonate sold over the 40-year LOM (base case).

Undiscounted annual cash flows, including Capital Expenditures, Operating Costs, and net revenues (pre-tax) are presented in the figure below.

Undiscounted Annual Cash Flow

Cumulative discounted cash flow at the 8% discount rate is presented in the table below.

Cumulative Discounted Cash Flow

For the Base Case financial assumptions outlined in Section 19.3, the Thacker Pass Project financial performance is measured through NPV, IRR and Payback periods. The after-tax financial model results are summarized in the table below.

After-Tax Financial Model Results (40 Year LOM - Base Case)

Production Scenario	Unit	Values
Operational Life	years	40
Mine and Process Plant Operational Life	years	40
Ore Reserve Life	years	40
Average annual EBITDA	$-M / y	1,093.5
After-tax Net Present Value ("NPV") @ 8% discount rate	$-M	5,727.0
After-tax Internal Rate of Return	%	21.4%
Payback (undiscounted)	years	5.4
*includes capital investments in years up to production

The table below presents NPV and IRR at a range of discount rates for three lithium carbonate product selling price cases: -50% (downside), 0% (base-fixed), and +50% (high).

After-Tax NPV at 8% ($ Millions) and IRR

Economic Indicator	Unit	Value
NPV @ 8%	$ millions	$5,727
IRR	%	21.4%
Payback	Years	5.4
Payback (discounted)	Years	5.4

Selling Price ($/tonne)	$12,000	$24,000	$36,000
NPV ($-M)	($623)	$5,727	$11,829
IRR (%)	6.0%	21.4%	31.9%

The table below presents the sensitivity of NPV to different discount rates.

NPV for Various Discount Rates (40-Year LOM)

Economic Indicators after Taxes	Years 1-25 of 40-Year LOM	40-Year LOM
NPV @ 0%	$19,500,605	$30,108,567
NPV @ 6%	$6,947,487	$8,398,919
NPV @ 8%	$4,950,134	$5,726,852
NPV @ 10%	$3,497,855	$3,920,727
NPV @ 12%	$2,425,349	$2,659,351
NPV @ 16%	$1,012,718	$1,087,688

Exploration, Development, and Production

Key milestones of the proposed plan include the following:

• Early Works Construction Start - Q1 2023

• Notice to Proceed / Major Construction Start - Q3 2023

• Mechanical Completion - Q3 2026

• Production Ramp-Up - Q3 2027

• Phase 2 Construction - Mobilize Q4 2026

• Phase 2 Ramp up Complete - Q4 2030

The proposed execution plan for the Thacker Pass Project incorporates an integrated strategy for EPCM. The below table shows a tentative overview schedule.

Overview Schedule

Limestone Quarry

One of the main reagents used in processing is limestone. To keep costs down and ensure consistent supply, the Company has evaluated several sources of limestone including existing market sources and two new sources located in Humboldt County. The sources in Humboldt County nearest to the Thacker Pass site are expected to provide more favorable transportation costs and vehicular emissions when compared to the sources that are further away.

The Company has evaluated one regional project (the "Limestone Quarry") in relation to the economics and schedule for availability of limestone product. The estimated delivery cost for limestone from this property was estimated to be $34.24/t. The pricing was based on a high-level scoping study. Additional work and information will be needed to confirm the limestone quantity, quality and delivery cost.

Transload Facility

High volume raw materials are generally expected to be shipped by rail to a transload facility to be constructed for the Thacker Pass Project in Winnemucca, NV. Quicklime is anticipated to be shipped via the Graymont-owned existing Golconda terminal. The Winnemucca facility is designed for molten sulfur, which requires a receiving site capable of fully melting tankers prior to unloading. The switch yard of the facility will allow for warm storage/melting of 48 rail tankers, which represents 4 days storage for Phase 1 of the Thacker Pass Project, and 2 days storage for Phase 2. Incidental to warm storage will be a variable number of other tankers on site as fresh shipments are dropped off and empty tankers retrieved.

The design of the transload facility has been advanced to an FEL-2 level of design by Savage Services Corporation for the purpose of this study (+30%/-15%). Currently, only molten sulfur to tank, soda ash direct to truck, and miscellaneous bulk liquid direct to truck are captured in Phase 1 construction costs for the Thacker Pass Winnemucca transload terminal. Miscellaneous, low-volume palletized shipments may also be offloaded direct to truck without construction of a dedicated spur (caustic, antiscalant, HCL, diesel, sulfuric acid, etc.). All capital costs for the Winnemucca transload terminal are assumed to be borne by the Thacker Pass Project, and all operating costs are assumed to be borne by the integrator operating the terminal.

Comparison of Mineral Resource and Mineral Reserve Estimates Reported for 2022 and 2021

No mineral resources or reserves were previously reported for the Thacker Pass Project.

Internal Controls Relating to Mineral Resource and Mineral Reserve Estimates

LAC has internal controls for reviewing and documenting the information supporting the mineral resource and mineral reserve estimates, describing the methods used, and ensuring the validity of the estimates.

Information that is used to compile mineral resources and reserves is prepared and certified by appropriately qualified persons at the project level and is subject to our internal review process which includes review by appropriate project management and the qualified person based in our corporate office. LAC engages external professional firms to prepare its Mineral Resource and Mineral Reserve Estimates and the process includes review, independent verification and sign off by external independent qualified persons.

The corporate qualified person reviews the mineral resource and reserve information to be presented to the board of directors for their review.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Upon the Company's incorporation on January 23, 2023, the Company's authorized share capital comprised of an unlimited number of Common Shares without par value and an unlimited number of preference shares without par value ("Preference Shares"). No Common Shares or Preference Shares are currently issued and outstanding.

As part of the Arrangement, the Notice of Articles and Articles of the Company will be amended to, among other things, eliminate the Preference Shares from the authorized share capital of the Company such that, following such amendment, the Company will be authorized to issue only an unlimited number of Common Shares.

Immediately following the completion of the Arrangement, assuming no exercise or conversion of outstanding convertible securities of LAC prior to the completion of the Arrangement, it is anticipated that approximately 159,924,805 Common Shares will be issued and outstanding (prior to giving effect to the settlement of any Company Unit issued under the Arrangement) based on the number of LAC Common Shares outstanding as of September 13, 2023.

The following is a summary of the description of the Company's capital stock, particularly the rights, preferences and restrictions attaching to each class of the Company's shares. Because the following is a summary, it does not contain all of the information that you may find useful. The Company refers you to our Articles, which are filed as Exhibit 1.1 hereto, and are incorporated herein by reference.

Common Shares

Holders of the Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Company and to one vote in respect of each Common Share held at all such meetings.

Subject to the rights of holders of any other class of shares of the Company entitled to receive dividends in priority (none of which will be applicable following the completion of the Separation), the holders of the Common Shares will be entitled to receive dividends if, as and when declared by the Board out of the assets of the Company properly applicable to the payment of dividends.

In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, subject to the holders of the Preference Shares first receiving the amount to which they are entitled from the property and assets of the Company (which will not be applicable following the completion of the Separation), the holders of the Common Shares will be entitled to all remaining property and assets of the Company on a share for share basis.

Preference Shares

Holders of the Preference Shares will not be entitled to receive notice of or to attend or vote at any meetings of the shareholders of the Company and will not have any voting rights, except as required by applicable law.

Holders of the Preference Shares will be entitled to receive non-cumulative dividends if, as and when declared by the Board out of assets of the Company properly applicable to the payment of dividends.

In the event of the liquidation, dissolution or winding up of the Company or other distribution of property or assets of the Company among its shareholders for the purpose of winding up its affairs, each holder of a Preference Share will be entitled in respect of each such share to receive from the property and assets of the Company an amount equal to the Redemption Amount (as defined below) in respect of that share before any amount will be paid or any property or asset of the Company distributed to the holders of the Common Shares, following which payment the holders of the Preference Shares will not be entitled to share any further in the distribution of the property or assets of the Company.

Any outstanding Preference Shares may, subject to the provisions of the BCBCA, be redeemed: (i) by the Company at any time on payment of the Redemption Price (as defined in the Articles) in respect of each Preference Share, plus all declared and unpaid dividends thereon (collectively, the "Preference Share Redemption Amount") in cash money or, at the discretion of the Company, by issuance of one or more promissory notes; or (ii) by the Company, at the option of the holder thereof, upon delivery of an irrevocable request in writing in respect of the holder's desire for the redemption of the Preference Shares held. Redemption of the Preference Shares and the cancellation thereof will be effective upon the payment by the Company to, or to the benefit of, the holder thereof of the Preference Share Redemption Amount.

The New LAC Tranche 2 Subscription Agreement

On the Arrangement Effective Date, the Company will enter into a new Tranche 2 Subscription Agreement (the "New LAC Tranche 2 Subscription Agreement") pursuant to which GM will subscribe for and purchase $329,852,134.38 of Common Shares at a price per share equal to the Tranche 2 Subscription Price. The Tranche 2 Subscription Price shall be the Current Market Price as at the date that a notice (the "TP Available Capital Notice") is delivered by the Company to GM that it has secured sufficient available capital to complete the Thacker Pass development plan funding to a maximum of the Tranche 2 Price Ceiling. The Current Market Price of any Common Shares at any date means the price per share equal to the volume weighted average trading price per share of such Common Shares on the NYSE during the five (5) consecutive trading days ending before such date or, if such Common Shares are not then listed on the NYSE, on the TSX during the five (5) consecutive trading days ending before such date, in each case as reported by Bloomberg Finance, L.P. in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on each such trading day (or if such volume-weighted average trading price is unavailable, the market price of one such Common Share on each such trading day).  The "volume-weighted average trading price" shall be determined without regard to after-hours trading or any other trading outside of the regular trading session hours. The Tranche 2 Price Ceiling shall be $27.74 (the "Current Tranche 2 Ceiling Price") multiplied by the Relative New LAC Value Ratio as defined below.

"Relative New LAC Value Ratio" represents the market capitalization of the Company relative to the combined market capitalization of the Company and Lithium Argentina following the date of the Separation, expressed as a percentage. This ratio will be calculated by determining the volume-weighted average price of the common shares of each of the Company and Lithium Argentina for the five (5) trading days immediately following the Separation, multiplied by their respective issued share capital, to establish their respective market capitalizations. The ratio would then be calculated by dividing the market capitalization figure of the Company against the aggregate market capitalization of the Company and Lithium Argentina combined. This calculation can be expressed as a formula as follows:

(A x C) / (A x C + B x D) = Relative New LAC Value Ratio

Where:

A = The Company five-day volume-weighted average trading price following Separation

B = Lithium Argentina five-day volume-weighted average trading price following Separation

C = Number of Common Shares outstanding on the date of calculation1

D = Number of Lithium Argentina Common Shares outstanding on the date of calculation1

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1 In connection with the Separation, the Company will issue to the holders of issued LAC Common Shares an equal number of Common Shares. As a result, upon the Separation the issued share capital of Lithium Argentina and the Company will be substantially the same, subject to minor variances as a result of the treatment and adjustments of certain convertible securities.

Illustrative Examples of Relative New LAC Value Ratio

Set forth below are three illustrative examples of a potential Relative New LAC Value Ratio:

1. Where A is $12, B is $10 and each of C and D is 160 million common shares, the formula would be:

(12 x 160,000,000) / (12 x 160,000,000 + 10 x 160,000,000) = Relative New LAC Value Ratio

1,920,000,000 / (1,920,000,000 + 1,600,000,000) = 0.54545

2. Where A is $10, B is $13 and each of C and D is 160,000,000 shares, the formula would be:

(10 x 160,000,000) / (10 x 160,000,000 + 13 x 160,000,000) = Relative New LAC Value Ratio

(1,600,000,000 / (1,600,000,000 + 2,080,000,000) = 0.43478

3. Where A is $8, B is $16 and each of C and D is 160,000,000 shares, the formula would be:

(8 x 160,000,000) / (8 x 160,000,000 + 16 x 160,000,000) = Relative New LAC Value Ratio

(1,280,000,000 / (1,280,000,000 + 2,560,000,000) = 0.33333

Illustrative Price Adjustment to Tranche 2 Price Ceiling and GM Ownership Increase

The following table provides further information about the number of Common Shares issuable pursuant to the Tranche 2 subscription by GM in the three illustrative scenarios set forth above, along with the percentage of GM's ownership of Common Shares as a result of such hypothetical subscription.

Illustrative Scenario	Relative New LAC Value Ratio	Current Tranche 2 Ceiling Price	Adjusted Tranche 2 Ceiling (Current Tranche 2 Ceiling Price x Relative New LAC Value Ratio)	Number of Common Shares Issuable (aggregate subscription proceeds of $329,852,134)	Percentage of Common Shares Issuable upon exercise(1)	Percentage Ownership of GM in the Company(2)
1	0.54545	$27.74	$15.1308	21,800,046	11.991%	20.243%
2	0.43478	$27.74	$12.0608	27,349,109	14.598%	22.606%
3	0.33333	$27.74	$9.2466	35,672,802	18.231%	25.898%

Notes:

(1) Assumes 160,000,000 Common Shares are outstanding on the date of the Tranche 2 subscription.

(2) Assumes that on the date of the Tranche 2 subscription, GM holds approximately 15,002,243 Common Shares (being equal to the number of LAC Common Shares held as of the date hereof) and that there is an aggregate 160,000,000 Common Shares outstanding prior to the issuance of Common Shares to GM.

GM will be prohibited from acquiring Common Shares under the Tranche 2 Warrants (and the New LAC Tranche 2 Subscription Agreement, as defined below) that would result in GM owning more than 30% of the Common Shares. GM also has a right to elect not to subscribe for Common Shares to the extent that such a subscription would result in GM having to consolidate the Company's financial performance (or, prior to the Arrangement, LAC itself) in connection with GM's financial statements under U.S. GAAP.

At the Meeting, LAC Shareholders approved a resolution providing for a maximum price of $27.74 per LAC Common Share (such price being adjusted for the purchase of Company Common Shares by multiplying such price by the Relative New LAC Value Ratio) to be subscribed for by GM. As a result, the Tranche 2 AEWs will terminate and the Tranche 2 subscription is expected to be completed pursuant to the New LAC Tranche 2 Subscription Agreement.

B. Memorandum and Articles of Incorporation

The following is a summary of the material terms of the Articles. As the following is a summary, it does not contain all of the information that you may find useful. The Company refers you to the Articles, which are filed as Exhibit 1.1 hereto and are incorporated herein by reference.

Incorporation

The Company was incorporated under the BCBCA. Its British Columbia incorporation number is BC1397468.

Objects and Purposes of the Company

The Articles do not contain a description of the Company's objects and purposes.

Voting on Proposals, Arrangements, Contracts or Compensation by Directors

A director or senior officer who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the BCBCA.

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

Under the BCBCA, a director or senior officer generally holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to the Company; (b) the Company has entered, or proposes to enter, into the contract or transaction, (c) either (i) the director or senior officer has a material interest in the contract or transaction or (ii) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction, and (d) the interest is known by the director or senior officer or reasonably ought to have been known. A director or senior officer does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of the Company or of an affiliate of the Company.

Borrowing Powers of Directors

The Articles provide that the Company, if authorized by its directors, may:

• borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

• issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

• guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

• mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Retirement of Directors under an Age Limit

The Articles do not prescribe an age limit upon which a director must retire.

Qualifications of Directors

Under the Articles, a director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a director.

Share Rights

See "Item 10.A. - Share Capital" above for a summary of the Company's authorized capital and the special rights and restrictions attached to the Common Shares and Preference Shares.

Conditions governing Changes in Capital and Procedures to Change the Rights of Shareholders

Under the Articles, subject to the paragraph below and the BCBCA, the Company may by ordinary resolution of its shareholders or resolution by the Board: (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; (c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares; (d) if the Company is authorized to issue shares of a class of shares with par value: (i) decrease the par value of those shares, or (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares; (e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value; (f) alter the identifying name of any of its shares; or (g) otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA.

Subject to the BCBCA, the Company may by special resolution: (a) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or (b) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

Meetings

The Articles and the BCBCA provide that annual meetings of shareholders must be held at least once in each calendar year and not more than 15 months after the last annual general meeting at such time and place as the Board may determine.

The Articles provide that if all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the BCBCA to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. In such event, the shareholders must select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

The directors of the Company may, at any time, call a meeting of shareholders. Under the BCBCA, the shareholders who hold in the aggregate at least five percent of the Company's issued shares that carry the right to vote at a meeting may requisition directors to call a meeting of shareholders for the purposes of transacting any business that may be transacted at a general meeting.

The Articles state that the directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the BCBCA, by more than four months.

Under the Articles, if a meeting of shareholders is to consider special business, the notice of meeting must: (a) state the general nature of the special business; and (b) if the special business includes considering, ratifying adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders: (i) at the Company's records office, or such other reasonably accessible location in British Columbia as is specified in the notice; and (ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting. The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

Under the Articles, the quorum for the transaction of business at a shareholders meeting is two shareholders entitled to vote at the meeting whether present in person or by proxy who hold, in the aggregate, at least 5% of the issued shares entitled to be voted at the meeting.

The Articles state that in addition to those persons who are entitled to vote at a shareholders meeting of the Company, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor for the Company, and any other persons invited by the Company's directors but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Limitations on Ownership of Securities

Neither Canadian law nor the Articles limit the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (the "Investment Act"). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Common Shares by a non-Canadian (other than a "WTO Investor," as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company, and the value of the assets of the company were C$5.0 million or more (provided that immediately prior to the implementation of the investment the company was not controlled by WTO Investors). An investment in the Common Shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company and the enterprise value of the company is C$1.141 billion. An investment in the Common Shares by a trade agreement investor (or by a non-Canadian other than a trade agreement investor if, immediately prior to the implementation of the investment the Company was controlled by a trade agreement investor) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company and the enterprise value of the company is C$1.711 billion.

In general, an individual is a WTO Investor if the individual is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member. A corporation or other entity will be a "WTO Investor" if it is a "WTO Investor-controlled entity," pursuant to detailed rules set out in the Investment Act. The U.S. is a WTO Member. Trade agreement investors include entities and individuals whose country of ultimate control is party to certain trade agreements. This includes the United States, the United Kingdom and members of the European Union, among others.

A non-Canadian, regardless of the type of investor, would be deemed to acquire control of the Company for purposes of the Investment Act if the non-Canadian were to acquire a majority of the Common Shares. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company is not controlled in fact by the acquirer through the ownership of the shares.

Certain transactions involving the Common Shares would be exempt from the Investment Act, including:

• an acquisition of the shares if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities;

• an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

• an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Change in Control

There are no provisions in the Articles or in the BCBCA that would have the effect of delaying, deferring or preventing a change in control of the Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiaries.

Ownership Threshold

Neither the Articles nor the BCBCA contains any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that the Company disclose in its information circular for its annual general meeting, holders who beneficially own more than 10% of the Company's issued and outstanding shares.

C. Material contracts

Attached as exhibits to this registration statement are the contracts the Company considers to be both material and outside the ordinary course of business and are to be performed in whole or in part after the filing of this registration statement. The Company refers you to "Item 4. Information on the Company - A. History and Development of the Company," "Item 4. Information on the Company - B. Business Overview," and "Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions" for a discussion of these contracts. Other than as discussed in this section or in this registration statement, the Company has no material contracts, other than contracts entered into in the ordinary course of business, to which the Company is a party.

Agreements in respect of the GM Transaction

On January 30, 2023, LAC entered into the GM Transaction Purchase Agreement pursuant to which GM agreed to make an approximately $650 million equity investment in LAC, to be used for the development of the Thacker Pass Project. The investment is comprised of two tranches, with the approximately $320 million Tranche 1 investment for subscription receipts convertible into LAC Common Shares and warrants having been completed, and the $330 million Tranche 2 investment contemplated to be invested in the Company following the Separation. Tranche 1 of the GM Transaction was structured through the initial issuance of 15,002,243 subscription receipts by LAC to GM, whereby each subscription receipt, upon satisfaction of certain escrow release conditions, automatically converted into one unit comprised of one LAC Common Share and 79.26% of one Tranche 2 AEW with each Tranche 2 AEW exercisable into one LAC Common Share at a price of $27.74 for a term of 36 months from the date of issuance. The conversion of the subscription receipts resulted in the issuance of all shares issuable for Tranche 1 and, through the shares issuable upon exercise of the Tranche 2 AEWs, the allocation of all shares issuable under the Tranche 2 subscription. GM and LAC will implement Tranche 2 through a purchase of Common Shares under the New LAC Tranche 2 Subscription Agreement (which will result in the termination of the Tranche 2 AEWs) that provides for the purchase of approximately $330 million of Common Shares at the prevailing market price, to a maximum of $27.74 per share (adjusted for the Separation). The Company expects to receive the $330 million Tranche 2 investment when it secures sufficient funding to complete the development of Phase 1 of the Thacker Pass Project (expected to occur in 2024).

In connection with the escrow release and the issuance of the shares under Tranche 1, LAC entered into the Offtake Agreement with GM pursuant to which LAC will supply GM with lithium carbonate production from Phase 1. The price within the Offtake Agreement is based on an agreed upon price formula linked to prevailing market prices calculated on a quarterly basis and is the average Fastmarkets MB price per tonne for lithium carbonate, averaged over the prior quarter, less a discount, subject to an agreed upon floor price. The discount is calculated using a weighted average cumulative tiered structure that increases as the reference price increases. The term of the Offtake Agreement is for 10 years from the commencement of Phase 1 production, with an option (exercisable by GM) to extend the Offtake Agreement by an additional five years. GM also has a right of first offer, under the Offtake Agreement, on the offtake of Phase 2 production.

In addition, in connection with the escrow release and the issuance of the shares under Tranche 1, LAC and GM entered into the Investor Rights Agreement pursuant to which, among other things, GM is required to "lock-up" their securities until the later of (i) one year after the Separation, or (ii) the earlier of (i) six months after the closing of Tranche 2, or (ii) the date Tranche 2 is not completed in accordance with its terms, provided that the foregoing lock-up restriction will not apply if the Separation does not occur. In addition, GM has certain board nomination rights, oversight, and securities offering participation rights, and is also subject to certain standstill limitations pertaining to take-over bids (and similar transactions) until a period that ends on the earlier of (i) five years following the effective date of the Investor Rights Agreement, and (ii) one year following the date of the commencement of commercial production for Phase 1 as outlined in the Offtake Agreement.

Completion of Tranche 2 of the GM Transaction remains subject to customary regulatory approvals, including approval of the TSX and NYSE, and other customary closing conditions. See "Item 3.D - Risk Factors - Risks Relating to the Separation." Additionally, as the Tranche 2 investment is contemplated to occur following the Separation, the transaction agreements provide that upon the Separation, the relevant agreements reflecting the Tranche 2 investment will be superseded by equivalent agreements between GM and the Company (including the New LAC Tranche 2 Subscription Agreement and, a new investor rights agreement), with maximum pricing (being $27.74 per share) being adjusted to reflect the relative value of the Company compared to the value of Lithium Argentina. See "Item 10.A. - Share Capital."

Arrangement Agreement

On May 15, 2023, LAC and the Company entered into an arrangement agreement (the "Original Arrangement Agreement"). On June 14, 2023, LAC and the Company entered into the Arrangement Agreement, which amended and restated the Original Arrangement Agreement to, among other things, include information with respect to the finalized composition of the board of directors of each of Lithium Argentina and the Company in the Plan of Arrangement.

The Arrangement Agreement provides for, among other things, the terms of the Plan of Arrangement, the conditions to its completion, actions to be taken prior to and after the Arrangement Effective Date and indemnities between the companies after the Arrangement Effective Date. A copy of the Arrangement Agreement is filed as exhibit to this registration statement.

Under the Arrangement Agreement, the parties have also agreed to enter into the Transitional Services Agreement and the Tax Indemnity and Cooperation Agreement on the Arrangement Effective Date after completion of the Arrangement.

Pursuant to the Arrangement Agreement, each of the parties has agreed to use commercially reasonable efforts and to do all things reasonably required to complete the transactions contemplated in the Arrangement Agreement. The Arrangement Agreement provides that the obligation of LAC to complete the Arrangement is subject to receipt of a number of approvals and rulings and fulfillment of a number of conditions. Notwithstanding fulfillment of all conditions and receipt of the contemplated approvals, LAC may decide at any time prior to the Arrangement Effective Date, to terminate the Arrangement Agreement and not to proceed with the Arrangement without any further action on the part of the other parties to the Arrangement Agreement, the LAC Shareholders or the Supreme Court of British Columbia.

Further, under the Arrangement Agreement, both the Plan of Arrangement and the Tax Rulings may be amended by LAC, so long as such amendment is not materially adverse to the other parties to the Arrangement Agreement, without further notice to or approval by the other parties or the LAC Shareholders. The special resolution of the LAC Shareholders to approve the Arrangement (the "Arrangement Resolution"), which was approved by LAC Shareholders on July 31, 2023, also authorizes LAC's board of directors to amend the Plan of Arrangement without further notice to or approval by the LAC Shareholders. LAC has no present intention to amend the Plan of Arrangement. However, it is possible that a failure to complete appropriate new financing arrangements or market or other conditions could make it advisable to amend the Plan of Arrangement. In addition, it is possible that, due to further discussions with the Canada Revenue Agency in respect of its advance Tax Rulings and the IRS in respect of its advance Tax Rulings or other considerations, LAC's board of directors may determine that it is appropriate that amendments be made to the Plan of Arrangement or the Tax Rulings. LAC has also reserved the right in its sole discretion to amend the Arrangement Agreement to the extent that such amendment is necessary or advisable due to the Tax Rulings, the interim order of the Supreme Court of British Columbia in respect of the Arrangement or the Final Order.

Pursuant to the Arrangement Agreement, each of LAC and the Company has agreed to indemnify and hold harmless the other party (and its representatives) against any loss suffered or incurred resulting from, among other things, a breach of a representation, warranty or covenant or any loss suffered as a result of a claim against that other party relating to the indemnifying party or its business. In addition, the parties have agreed to enter into the Tax Indemnity and Cooperation Agreement, which will provide for, among other things, a covenant from each of LAC and the Company that it will not take any action, omit to take any action or enter into any transaction that could cause the Arrangement or any related transaction to be treated in a manner inconsistent with the Tax Rulings. Each party has agreed that it will indemnify the other party against any loss suffered or incurred which results from the indemnifying party's breach of this covenant or certain related covenants made in the Tax Indemnity and Cooperation Agreement.

Pursuant to the Arrangement Agreement, LAC will bear all fees, cost and expenses incurred directly in connection with the Arrangement, including financing fees, advisory and other professional expenses, printing and mailing costs associated with the information circular prepared in connection with the Meeting, accompanying form of proxy and/or voting instruction form, and any payments made to dissenting LAC Shareholders, other than fees, costs, expenses and payment obligations incurred in connection with indemnification obligations arising under the Arrangement Agreement.

Plan of Arrangement

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Appendix A to the Arrangement Agreement filed as an exhibit to the registration statement.

Solely for the purpose of completing the Arrangement, on the Arrangement Effective Date, except as otherwise stated in the Plan of Arrangement and except for filing elections under the Tax Act, each of the procedural transactions and events described below will occur in the following sequence effective at one-minute intervals starting at the Arrangement Effective Time, without any further authorization, act or formality by LAC, the Company or any other person:

(a) Dissenting LAC Shareholders

Each LAC Common Share held by a dissenting LAC Shareholder will be, and will be deemed to be, transferred to LAC by the holder thereof and will be cancelled, without any further authorization, act or formality, free and clear of all liens, claims and encumbrances, and LAC will be obliged to pay such dissenting LAC Shareholder an amount therefor as determined by an order of the Court in accordance with Article 3 of the Plan of Arrangement, and such dissenting LAC Shareholder will be deemed to be removed from the securities register of LAC as a holder of LAC Common Shares and will cease to be the holder of such LAC Common Shares or to have any rights as a Shareholder other than the right to be paid the fair value for such LAC Common Shares as set out in Article 3 of the Plan of Arrangement.

(b) LAC Incentive Plan and the Company's Equity Incentive Plan

(i) The terms and conditions of the Second Amended and Restated Equity Incentive Plan of LAC dated May 15, 2023 will be amended and restated in the form and substance set out in Exhibit II to the Plan of Arrangement.

(ii) The Company's Equity Incentive Plan will come into force and effect with the terms and conditions set out in Exhibit III to the Plan of Arrangement.

(c) Treatment of LAC Equity Awards

(i) Exchange of LAC DSUs for Company DSUs and Lithium Argentina DSUs

Holders of LAC deferred share units (the "LAC DSUs") will dispose of (i) the Butterfly Percentage (as defined in the Plan of Arrangement) of each LAC DSU to the Company for one Company DSU, and (ii) the remaining portion of each LAC DSU to LAC for one Lithium Argentina DSU, subject to adjustment.

The LAC DSUs so exchanged will be cancelled.

(ii) Exchange of LAC PSUs for Company PSUs and Lithium Argentina PSUs

Holders of LAC performance share units (the "LAC PSUs") will dispose of (i) the Butterfly Percentage of each LAC PSU to the Company for one Company PSU, and (ii) the remaining portion of each LAC PSU to LAC for one Lithium Argentina PSU, subject to adjustment.

The LAC PSUs so exchanged will be cancelled.

(iii) Exchange of LAC RSUs for Company RSUs and Lithium Argentina RSUs

Holders of LAC restricted share units (the "LAC RSUs") will dispose of (i) the Butterfly Percentage of each LAC RSU to the Company for one Company RSU, and (ii) the remaining portion of each LAC RSU to LAC for one Lithium Argentina RSU, subject to adjustment as follows.

The LAC RSUs so exchanged will be cancelled.

(d) Reorganization of LAC Share Capital

The authorized share capital of LAC will be reorganized and its Articles and Notice of Articles will be altered to create and to authorize the issuance of an unlimited number of LAC Class A Common Shares and an unlimited number of LAC's Preference Shares (the "LAC Preference Shares"), each a new class of shares, in addition to the LAC Common Shares it is authorized to issue immediately before such alteration, attaching the respective rights, privileges, restrictions and conditions set out in Exhibit I to the Plan of Arrangement.

(e) First LAC Share Exchange

Each LAC Shareholder as of the Arrangement Effective Time, other than those dissenting LAC Shareholders (each, a "Participating Shareholder") will transfer each LAC Common Share held by such Participating Shareholder to LAC in exchange for: (x) one LAC Class A Common Share; and (y) one LAC Preference Share.

(f) The Company Share Exchange

Each Participating Shareholder will transfer each LAC Preference Share held by such Participating Shareholder to the Company in exchange for one Common Share.

(g) Distribution

LAC will transfer to the Company all of the Spin-Out Business in consideration for the Company's assumption of liabilities and obligations related to the Spin-Out Business (including LAC's liabilities and obligations related to the Offtake Agreement) and the issuance of 1,000,000 Preference Shares to LAC.

(h) The Company Redemption

The Company will redeem for cancellation all of the Preference Shares held by LAC in consideration for the aggregate of, in respect of each Preference Share, the net fair market value of the Spin-Out Business, divided by the number of Preference Shares, plus all declared but unpaid dividends thereon (the "Redemption Amount"). The Company will issue the demand, non-interest bearing promissory note having a principal amount equal to the Redemption Amount (the "Redemption Note") to LAC in payment of the aggregate of the Redemption Amount.

(i) LAC Redemption

LAC will redeem for cancellation all of the LAC Preference Shares held by the Company in consideration for the aggregate of, in respect of each LAC Preference Share, the product of the butterfly percentage and the aggregate fair market value of all of the LAC Common Shares held by Participating Shareholders immediately before the First LAC Share Exchange, divided by the number of LAC Preference Shares, plus all declared but unpaid dividends thereon (the "LAC Redemption Amount"). LAC will issue the demand, non-interest bearing promissory note having a principal amount equal to the LAC Redemption Amount (the "LAC Redemption Note") to the Company in payment of the aggregate of the LAC Redemption Amount.

(j) Second LAC Share Exchange

Each Participating Shareholder will transfer each LAC Class A Common Share held by such Participating Shareholder to LAC in exchange for one LAC Common Share.

(k) Set-Off

Pursuant to a settlement agreement between LAC and the Company: (i) LAC will repay the LAC Redemption Note by transferring to the Company its Redemption Note; (ii) the Company will repay the Redemption Note by transferring to LAC its LAC Redemption Note; and (iii) each of the LAC Redemption Note and the Redemption Note will be cancelled.

(l) Name Change of LAC and Elimination of Certain Classes of Shares

The Articles and Notice of Articles of LAC (as Lithium Argentina) will be altered to:

(i) change the name of LAC (as Lithium Argentina) from "Lithium Americas Corp." to "Lithium Americas (Argentina) Corp."; and

(ii) eliminate the LAC Class A Common Shares and the LAC Preference Shares from the authorized share capital of LAC (as Lithium Argentina), such that, immediately following such alteration, LAC (as Lithium Argentina) will be authorized to issue an unlimited number of LAC Common Shares (being Lithium Argentina Common Shares).

(m) Name Change of the Company and Elimination of Certain Classes of Shares

The Articles and Notice of Articles of the Company will be altered to:

(i) change the name of the Company from "1397468 B.C. Ltd." to "Lithium Americas Corp."; and

(ii) eliminate the Preference Shares from the authorized share capital of the Company, such that, immediately following such alteration, the Company will be authorized to issue an unlimited number of Common Shares.

(n) Change in Directors

(i) the following directors of LAC will resign from the board of LAC: Fabiana Chubbs, Kelvin Dushnisky, Jonathan Evans, Yuan Gao and Jinhee Magie;

(ii) the number of directors of Lithium Argentina will be reduced to six (6) and the directors of Lithium Argentina will be Diego Lopez Casanello, Robert Doyle, George Ireland, John Kanellitsas, Franco Mignacco and Calum Morrison, such directors to hold office until the close of the next annual meeting of shareholders of Lithium Argentina or until their successors are elected or appointed;

(iii) the number of directors of the Company will be set at eight (8) and the directors of the Company will be Michael Brown, Fabiana Chubbs, Kelvin Dushnisky, Jonathan Evans, Yuan Gao, Zach Kirkman, Jinhee Magie and Philip Montgomery, such directors to hold office until the close of the next annual meeting of shareholders of the Company or until their successors are elected or appointed;

(iv) until the next annual meeting of shareholders of Lithium Argentina, the directors of Lithium Argentina will have the authority to appoint one or more additional directors on its board of directors who will hold office for a term expiring not later than the close of the next annual meeting of shareholders of Lithium Argentina or until their successors are elected or appointed, but the total number of directors so appointed may not exceed one third of the number of persons who become directors of Lithium Argentina, as contemplated by section 2.3(n)(ii) of the Plan of Arrangement; and

(v) until the next annual meeting of shareholders of the Company, the directors of the Company will have the authority to appoint one or more additional directors on its board of directors who will hold office for a term expiring not later than the close of the next annual meeting of shareholders of the Company or until their successors are elected or appointed, but the total number of directors so appointed may not exceed one third of the number of persons who become directors of the Company, as contemplated by section 2.3(n)(iii) of the Plan of Arrangement.

Lock-Up Agreement

The Arrangement is conditional upon LAC and the Company entering into a lock-up agreement (the "Ganfeng Lock-Up") with GFL International Co., Limited ("Ganfeng"), which holds 15,000,000 LAC Common Shares representing 9.4% of LAC's issued and outstanding share capital as of the date of this registration statement. The Ganfeng Lock-Up will set out the terms and conditions upon which Ganfeng will agree to, among other things: (i) not acquire any LAC Common Shares or transfer the LAC Common Shares it owns prior to the Arrangement Effective Time, (ii) not transfer any of the Lithium Argentina Common Shares and Common Shares of the Company issuable to Ganfeng pursuant the Arrangement for the 18 months following the Arrangement Effective Date (or such other period to be agreed to by the parties), except as expressly permitted by the Ganfeng Lock-Up, and (iii) abide by the other restrictions and covenants set out in the agreement.

Pursuant to the Investor Rights Agreement entered into between LAC and GM in connection with the GM Transaction, GM also agreed, among other things: (i) not to acquire any additional LAC Common Shares except as set out in the GM Transaction Purchase Agreement or in compliance with the Investor Rights Agreement, (ii) not to transfer the 15,002,243 LAC Common Shares currently held by GM prior to the Arrangement Effective Time, and (iii) not to transfer the 15,002,243 Lithium Argentina Common Shares and 15,002,243 Common Shares of the Company issuable to GM pursuant to the Arrangement from and after the Arrangement Effective Date. GM's "lock-up" obligations are valid until the later of (i) one (1) year after the Separation, or (ii) the earlier of (x) six (6) months after the closing of Tranche 2 of the placement, or (y) the date the Tranche 2 is not completed in accordance with its terms, provided that the foregoing lock-up restriction will not apply if the Arrangement does not occur.

Tax Indemnity and Cooperation Agreement

The Arrangement Agreement provides for cross-indemnities against losses a party or any of its representatives suffers as a result of a breach of representation, warranty or covenant by another party. The Tax Indemnity and Cooperation Agreement is expected to provide similar cross-indemnities against tax-specific claims a party or its representatives become subject to as a result of a breach of covenant by another party. The Tax Indemnity and Cooperation Agreement will also contain certain covenants that, for a period of three years after the effective date of the Arrangement, may prohibit, except in specific circumstances, the parties from taking or failing to take certain actions that could cause the Arrangement or any transaction contemplated by the Arrangement Agreement to be taxed in a manner that is inconsistent with the Tax Rulings. In addition, the Tax Indemnity and Cooperation Agreement will also contain certain customary covenants with respect to the filing of tax returns, payment of taxes, cooperation, assistance, document retention and certain other administration and procedural matters regarding taxes.

D. Exchange controls

There are no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the export or import of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities. Any remittances of dividends to United States residents, however, are subject to a withholding tax pursuant to the Tax Act and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"). Remittances of interest to U.S. residents entitled to the benefits of such Convention are generally not subject to withholding taxes except in limited circumstances involving participating interest payments. Certain other types of remittances, such as royalties paid to U.S. residents, may be subject to a withholding tax depending on all of the circumstances.

E. Taxation

The following summary of the United States federal income tax and Canadian tax consequences of receipt, ownership and disposition of the Company's shares is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this registration statement. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming that could alter or modify the descriptions and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of our shares. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of the Common Shares. Each prospective holder is urged to consult its own tax adviser as to the particular tax consequences to such holder of the receipt, disposition and ownership of the Company's shares, including the applicability and effect of any other tax laws or tax treaties, of pending or proposed changes in applicable tax laws as of the date of this registration statement, and of any actual changes in applicable tax laws after such date.

Material U.S. Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Shareholder (as defined below) arising from and relating to the acquisition, ownership and disposition of the Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Shareholder as a result of the acquisition, ownership and disposition of the Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Shareholder that may affect the U.S. federal income tax consequences to such U.S. Shareholder, including specific tax consequences to a U.S. Shareholder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Shareholder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Shareholders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Shareholder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No opinion from legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Shareholders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Code, Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention, and U.S. court decisions, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Shareholders

For purposes of this summary, the term "U.S. Shareholder" means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

• a citizen or individual resident of the United States;

• a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

• an estate whose income is subject to U.S. federal income taxation regardless of its source; or

• a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Shareholders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Shareholders that are subject to special provisions under the Code, including U.S. Shareholders that: (a) are governmental organizations, tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or are traders in securities that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax or Medicare contribution tax on net investment income; (i) are partnerships and other pass-through entities (and investors in such partnerships and other entities); (j) are S corporations (and shareholders therein); (k) are subject to special tax accounting rules; (l) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the Company's outstanding shares; (m) are U.S. expatriates or former long-term residents of the U.S.; (n) are persons who purchase or sell their Common Shares as part of a wash sale for tax purposes (and investors therein); (o) are PFICs, controlled foreign corporations or corporations that accumulate earnings to avoid U.S. federal income tax; or (p) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States or are otherwise subject to taxing jurisdictions other than, or in addition to, the United States. U.S. Shareholders that are subject to special provisions under the Code, including U.S. Shareholders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other pass-through entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such partners (or other owners). This summary does not address the tax consequences to any such entity or arrangement or partner (or other owner). Partners (or other owners) of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company Rules

If the Company is considered a PFIC at any time during a U.S. Shareholder's holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Shareholders of the acquisition, ownership, and disposition of Common Shares.

Based on its current and expected income, assets and activities, the Company expects that it may be a PFIC for its current tax year and may be a PFIC for subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning the Company's status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the income, assets and nature of the activities of such corporation over the course of each such tax year and, as a result, the Company's PFIC status for the current year and future years cannot be predicted with certainty as of the date of this document. The PFIC determination also depends on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Accordingly, there can be no assurance that the Company will not be classified as a PFIC for any taxable year, or that the IRS or a court will agree with the Company's determination as to its PFIC status. Each U.S. Shareholder should consult its own tax advisor regarding the Company's status as a PFIC and the PFIC status of each of the Company's non-U.S. subsidiaries.

In any year in which the Company is classified as a PFIC, a U.S. Shareholder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Shareholders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC for any tax year in which (a) 75% or more of the Company's gross income for such tax year is passive income (the "PFIC income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "PFIC asset test"). "Gross income" generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Pursuant to a "startup exception," a foreign corporation will not be a PFIC for the first taxable year the foreign corporation has gross income (the "startup year") if (1) no predecessor of the foreign corporation was a PFIC; (2) it is established to the IRS's satisfaction that the foreign corporation will not be a PFIC for either of the first two taxable years following the startup year; and (3) the foreign corporation is not in fact a PFIC for either of those years.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Shareholders will be deemed to own their proportionate share of any of the Company's subsidiaries which are also PFICs (each, a "Subsidiary PFIC"), and will generally be subject to U.S. federal income tax as discussed below, under the heading "Default PFIC Rules Under Section 1291 of the Code," on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Shareholders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Shareholders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made. In addition, U.S. Shareholders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Shareholder of the purchase of Common Shares and the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Shareholder makes a "qualified electing fund" or "QEF" election under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election") with respect to the Common Shares. A U.S. Shareholder that does not make either a QEF Election or a Mark-to-Market Election (a "Non-Electing U.S. Shareholder") will be subject to tax as described below.

A Non-Electing U.S. Shareholder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution received on the Common Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Shareholder's holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such Common Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Shareholder) must be ratably allocated to each day in a Non-Electing U.S. Shareholder's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Shareholder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Shareholder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Shareholder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. If the Company ceases to be a PFIC, a Non-Electing U.S. Shareholder may terminate this deemed PFIC status with respect to Common Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such Common Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Shareholder that makes a QEF Election for the first tax year in which its holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. However, a U.S. Shareholder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Shareholder's pro rata share of (a) the Company's net capital gain, which will be taxed as long-term capital gain to such U.S. Shareholder, and (b) the Company's ordinary earnings, which will be taxed as ordinary income to such U.S. Shareholder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Shareholder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Shareholder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Shareholders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Shareholder that made a QEF Election has an income inclusion, such a U.S. Shareholder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Shareholder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Shareholder that makes a timely and effective QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" that were previously included in income by the U.S. Shareholder because of such QEF Election and (b) will adjust such U.S. Shareholder's tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Shareholder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Shareholder's holding period for the Common Shares in which the Company was a PFIC. A U.S. Shareholder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Shareholder files a U.S. federal income tax return for such year. In the event that the Common Shares that a U.S. Shareholder received pursuant to the Arrangement is treated as stock of a PFIC, the U.S. federal income tax treatment is not entirely clear. A U.S. Shareholder, however, can be treated as holding stock of a PFIC in periods prior to the Arrangement, and therefore may not be able to make a timely QEF Election for such stock. If a U.S. Shareholder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Shareholder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Shareholder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company was not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Shareholder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

For each tax year that the Company qualifies as a PFIC, as determined by the Company, the Company: (a) intends to make publicly available to U.S. Shareholders, upon their written request, a "PFIC Annual Information Statement" for the Company as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation), and (b) upon written request, intends to use commercially reasonable efforts to provide such additional information that such U.S. Shareholder is reasonably required to obtain in connection with maintaining such QEF Election with regard to the Company. The Company may elect to provide such information on the Company's website. However, no assurances can be given that the Company will provide any such information relating to any Subsidiary PFIC and as a result, a QEF Election may not be available with respect to any Subsidiary PFIC. Because the Company may own shares in one or more Subsidiary PFICs at any time, U.S. Shareholders will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions with respect to any Subsidiary PFIC for which the U.S. Shareholders do not obtain such required information. Each U.S. Shareholder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to the Company and any Subsidiary PFIC.

A U.S. Shareholder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if the Company does not provide the required information with regard to the Company or any Subsidiary PFICs, U.S. Shareholders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Shareholders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Shareholder may make a Mark-to-Market Election with respect to Common Shares only if the Common Shares are marketable stock. The Common Shares generally will be "marketable stock" if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. There can be no assurance that trading in the Common Shares will be sufficiently regular for the shares to qualify as marketable stock. U.S. Shareholders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Shareholder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Shareholder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Shareholder's holding period for the Common Shares and such U.S. Shareholder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Shareholder that makes a timely and effective Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Shareholder's tax basis in the Common Shares. A U.S. Shareholder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Shareholder's adjusted tax basis in the Common Shares, over (ii) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Shareholder that makes a timely and effective Mark-to-Market Election generally also will adjust such U.S. Shareholder's tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Shareholder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Shareholder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Shareholder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Shareholder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Shareholder is treated as owning because such stock is not marketable. Hence, the Mark- to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Shareholder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Shareholder may vary based on the manner in which Common Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Shareholders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules will apply with respect to a U.S. Shareholder if the Company is a PFIC, regardless of whether such U.S. Shareholder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Shareholder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

In addition, a U.S. Shareholder who acquires Common Shares from a decedent will not receive a "step up" in tax basis of such Common Shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Shareholder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Shareholder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Shareholder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

General Rules Applicable to the Acquisition, Ownership, and Disposition of Common Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Common Shares but is subject in its entirety to the special rules described above under the heading "Passive Foreign Investment Company Rules."

Distributions on Common Shares

The Company does not anticipate making distributions with respect to the Common Shares in the foreseeable future. A U.S. Shareholder that receives a distribution, including a constructive distribution, with respect to a Common Share is required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the Company's current and accumulated "earnings and profits," as computed under U.S. federal income tax principles. To the extent that the amount of a distribution exceeds the current and accumulated earnings and profits of the Company, the excess would be treated as a recovery of basis to the extent of the U.S. Shareholder's tax basis in the Common Shares and then as capital gain. The Company currently does not intend to calculate its earnings and profits under U.S. federal income tax principles. Thus, U.S. Shareholders should expect that distributions by the Company with respect to the Common Shares will be reported as dividends for U.S. federal income tax purposes.

Dividends received by individuals and certain other non-corporate U.S. Shareholders on Common Shares generally are not be eligible for the "dividends received deduction" allowed to U.S. Shareholders that are treated as corporations for U.S. federal tax purposes. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Shareholders, including individuals, generally are eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company is not classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Shareholder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Shareholder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Shareholder's tax basis in such Common Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally is long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Common Shares have been held for more than one year. Gain or loss, as well as the holding period for the Common Shares, is determined separately for each block of Common Shares (that is, shares acquired at the same cost in a single transaction) sold or otherwise subject to a taxable disposition. Gain or loss recognized by a U.S. Shareholder generally is treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Preferential tax rates may apply to long-term capital gain of a U.S. Shareholder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Shareholder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Shareholder in foreign currency or on the sale, exchange or other taxable disposition of Common Shares generally is equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Shareholder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Shareholder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally is U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Shareholders who use the accrual method of tax accounting. Each U.S. Shareholder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Common Shares are treated as foreign-source income that generally is treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the "Foreign Tax Credit Regulations") impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied.

Subject to the PFIC rules and the Foreign Tax Credit Regulations discussed above, a U.S. Shareholder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally is entitled, at the election of such U.S. Shareholder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Shareholder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Shareholder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Shareholder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Shareholder's particular circumstances. Accordingly, each U.S. Shareholder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax laws certain categories of U.S. Shareholders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. tax return disclosure obligations (and related penalties) are imposed on U.S. Shareholders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U.S. Shareholders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Shareholders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Common Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Shareholder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Shareholder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such

U.S. Shareholder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Shareholders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules are allowed as a credit against a U.S. Shareholder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Shareholder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Shareholder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Shareholder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. SHAREHOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES.

U.S. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

Material Canadian Federal Income Tax Considerations

The following is a summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires, as beneficial owner, Common Shares and who, at all relevant times and for the purposes of the Tax Act and any applicable income tax treaty or convention, is not, and is not deemed to be, a resident of Canada, holds the Common Shares as capital property, deals at arm's length with and is not affiliated with the Company, and does not use or hold, and is not deemed to use or hold, the Common Shares in, or in the course of, carrying on a business in Canada (a "Holder"). This summary does not apply to a Holder that carries on an insurance business in Canada and elsewhere. Such Holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the "Regulations") and an understanding of the administrative practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) ("Tax Proposals") before the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed; however, no assurance can be given that the Tax Proposals will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law or administrative policies, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account any other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder or prospective Holder are made. Prospective Holders should consult their own tax advisors with respect to an investment in the Common Shares having regard to their particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts expressed in a currency other than Canadian dollars relating to the acquisition, holding or disposition of Common Shares must be converted into Canadian dollars based on exchange rates as determined in accordance with the Tax Act.

Dividends on Common Shares

Dividends paid or credited or deemed to be paid or credited to a Holder by the Company on Common Shares are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividends unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada - United States Tax Convention (1980), as amended, the rate of withholding tax on dividends paid or credited to a Holder who is a resident of the United States for purposes of the Treaty and who is fully entitled to the benefits of the Treaty (a "U.S. Holder") is 15% of the gross amount of the dividends (or 5% in the case of a U.S. Holder that is a company that beneficially owns at least 10% of the Company's Common Shares). Holders should consult their own tax advisors to determine their entitlement to relief under any applicable income tax treaty.

Disposition of Common Shares

A Holder will not be subject to tax under the Tax Act in respect of a capital gain realized by the Holder on the disposition or deemed disposition of a Common Share and capital losses arising on a disposition or deemed disposition of a Common Share will not be recognized under the Tax Act, unless the Common Share constitutes "taxable Canadian property" (as defined in the Tax Act) of the Holder at the time of disposition and the Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Holder is resident.

Provided that the Common Shares are listed on a "designated stock exchange" for purposes of the Tax Act (which currently includes the NYSE and the TSX) at the time of disposition or deemed disposition, Common Shares generally will not constitute "taxable Canadian property" of a Holder, unless at any time during the 60-month period immediately preceding the disposition or deemed disposition, the following two conditions have been met concurrently: (a) one or any combination of (i) the Holder, (ii) persons with whom the Holder did not deal at arm's length for purposes of the Tax Act, or (iii) partnerships in which the Holder or persons described in (i) hold a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class of the capital stock of the Company, and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Tax Act), "timber resource properties" (as defined in the Tax Act) or an option in respect of, an interest in, or for civil law or a right in, any such property, whether or not such property exists. Notwithstanding the foregoing, the Common Shares may also be deemed to be taxable Canadian property to a Holder for the purposes of the Tax Act in certain circumstances.

Holders who may hold Common Shares as "taxable Canadian property" should consult their own tax advisors.

F. Dividends and paying agents

The Company has no fixed dividend policy and has not declared any dividends on its Common Shares since its incorporation. The Company anticipates that all available funds will be kept as retained earnings to fund operations, used to undertake exploration and development programs on its mineral properties, and for the acquisition of additional mineral properties for the foreseeable future. Any future payment of dividends will depend, among other things, upon the Company's earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a corporation has retained earnings. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends.

G. Statement by experts

The carve out financial statements of the North American Division of Lithium Americas Corp. as at December 31, 2022, 2021 and 2020, and for each of the three years in the period ended December 31, 2022 and the financial statements of 1397468 B.C. Ltd. as of March 31, 2023 and for the period from incorporation on January 23, 2023 to March 31, 2023, in this registration statement have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The address of PricewaterhouseCoopers LLP is 1400 - 250 Howe Street, Vancouver, British Columbia, Canada V6C 3S7 (PCAOB ID #271).

Certain technical disclosure included in this registration statement was derived from the "Preliminary Feasibility Study S-K 1300 Technical Report Summary for the Thacker Pass Project Humboldt County, Nevada, USA," effective December 31, 2022, filed as Exhibit 15.1 to this registration statement, prepared for LAC by M3 Engineering & Technology Corporation, EXP U.S. Services Inc., Process Engineering LLC, NewFields Mining Design & Technical Services, Wood Canada Limited, Piteau Associates, Sawtooth, a subsidiary of The North American Coal Corporation (NAC), which is a wholly-owned subsidiary of NACCO Industries, Inc. and Industrial TurnAround Corporation, each of which are independent companies and not associates or affiliates of LAC or any associated company of LAC.

H. Documents on display

When the SEC declares this registration statement effective, the Company will be subject to the informational requirements of the Exchange Act. In accordance with these requirements the Company will file reports and other information with the SEC. You may inspect and copy any report or document that the Company files, including this registration statement and the accompanying exhibits, at the SEC's public reference facilities located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330, and you may obtain copies at prescribed rates. The Company's SEC filings are also available to the public at the website maintained by the SEC at http://www.sec.gov, as well as on the Company's website at www.lithiumamericas.com. Information on the Company's website does not constitute a part of this registration statement and is not incorporated by reference.

The Company will also provide without charge to each person, including any beneficial owner of the Company's Common Shares, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this registration statement. Please direct such requests to 1397468 B.C. Ltd., 300 - 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5.

I. Subsidiary information

Not applicable.

Item 19. EXHIBITS

Exhibit No.	Description
1.1†	Articles of the Company
4.1#+	Master Purchase Agreement dated January 30, 2023 between Lithium Americas Corp. and General Motors Holdings LLC
4.2#†	Investor Rights Agreement dated February 16, 2023 between Lithium Americas Corp. and General Motors Holdings LLC
4.3#†	Amended and Restated Arrangement Agreement dated June 14, 2023 between Lithium Americas Corp. and the Company
4.4#†	Form of Lock-Up Agreement to be entered into among Lithium Americas Corp., the Company and GFL International Co., Limited
4.5†	Form of Lithium Americas Corp. Equity Incentive Plan of the Company
4.6#†	Form of Tax Indemnity and Cooperation Agreement to be entered into between Lithium Argentina and the Company
4.7#+	Form of New LAC Tranche 2 Subscription Agreement (incorporated by reference to Schedule E to Exhibit 4.1 to this Registration Statement on Form 20-F)
4.8#+	Lithium Offtake Agreement dated February 16, 2023 between Lithium Americas Corp. and General Motors Holdings LLC
4.9#+†	Gross Revenue Royalty Agreement dated February 6, 2013 among Western Lithium USA Corporation, KV Project LLC and MF2 LLC
4.10#+†	Gross Revenue Royalty Agreement dated February 6, 2013 among Western Lithium USA Corporation, Western Lithium Corporation and MF2 LLC
4.11†	Amendment No. 1 to Gross Revenue Royalty Agreement dated September 30, 2013 among Western Lithium USA Corporation, KV Project LLC and MF2 LLC
4.12†	Amendment No. 1 to Gross Revenue Royalty Agreement dated September 30, 2013 among Western Lithium USA Corporation, Western Lithium Corporation and MF2 LLC
4.13#+†	Water Rights Purchase Agreement dated November 26, 2018 between Home Ranch, LLC and Lithium Nevada Corp.
4.14#+†	Supplement to Water Rights Purchase Agreement dated November 26, 2018 between Home Ranch, LLC and Lithium Nevada Corp.
8.1†	List of Subsidiaries
15.1†	Preliminary Feasibility Study S-K 1300 Technical Report Summary for the Thacker Pass Project Humboldt County, Nevada, USA, effective December 31, 2022
15.2†	Consent of M3 Engineering & Technology Corporation
15.3†	Consent of Sawtooth Mining LLC
15.4†	Consent of Process Engineering, LLC
15.5†	Consent of Wood Canada Limited
15.6†	Consent of EXP U.S. Services Inc.
15.7†	Consent of NewFields Mining Design & Technical Services
15.8†	Consent of Piteau Associates
15.9†	Consent of Industrial TurnAround Corporation
15.10	Consent of PricewaterhouseCoopers LLP

# Portions of this exhibit have been redacted in compliance with Items 601(a)(6) or 601(b) of Regulation S-K and the Instructions as to Exhibits of Form 20-F. The Company agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon its request.

+ Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K and the Instructions as to Exhibits of Form 20-F. The Company agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon its request.

† Previously Filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

1397468 B.C. Ltd.

By:	/s/ Alexi Zawadzki
Name:	Alexi Zawadzki
Title:	Vice President

Date: September 26, 2023